SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Chief Financial Officer's report on the 2016 financial performanceYes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE	PRUDENTIAL PLC
GROUP COMMUNICATIONS
12 ARTHUR STREET
LONDON EC4R 9AQ
TEL 020 7220 7588
FAX 020 7548 3725
www.prudential.co.uk

14 March 2017
PRUDENTIAL PLC FULL YEAR 2016 RESULTS
RECORD GROUP IFRS OPERATING PROFIT OF £4,256 MILLION LED BY DOUBLE DIGIT-GROWTH IN ASIA
Performance highlights on a constant (and actual) exchange rate basis
       ● Asia IFRS operating profit1 of £1,644 million, up 15 per cent2,3 (up 28 per cent4)
       ● Asia new business profit5 of £2,030 million, up 22 per cent2,3 (up 37 per cent4)
       ● US life insurance IFRS operating profit1 of £2,052 million, up 8 per cent3 (up 21 per cent4)
       ● UK life retail APE sales of £1,160 million, up 33 per cent, with PruFund APE sales up 52 per cent to £873 million
       ● M&G total assets under management of £265 billion, with external assets under management up 8 per cent4
       ● Full year 2016 ordinary dividend increased by 12 per cent to 43.5 pence per share8
       ● Group Solvency II surplus6 estimated at £12.5 billion; equivalent to a cover ratio of 201 per cent7
       ● The Group is on course to achieve its 2017 financial objectives
Mike Wells, Group Chief Executive, said: "Prudential has delivered a strong financial performance in 2016. In a year that has seen continued low interest rates, market volatility and dramatic political change, our results continue to benefit from the scale and diversity of the Group's global platform, the disciplined execution of our strategy and the strength of the opportunities in our target markets.
"Our performance has been driven by Asia, which has delivered a seventh consecutive year of double-digit growth in new business profit, IFRS operating profit and capital generation. In the fourth quarter of 2016, quarterly APE sales in Asia exceeded £1 billion for the first time, with eight of our markets in the region growing by more than 20 per cent. For the full year, our new business profit in this region increased by 22 per cent2 to £2,030 million, IFRS operating profit was 15 per cent2 higher at £1,644 million and free surplus generation2,10 grew 15 per cent to £859 million. In the US and in the UK, our businesses remain well positioned to navigate a period of significant regulatory change. We remain on course to achieve our 2017 financial objectives.
"This performance has allowed us to increase our full year ordinary dividend by 12 per cent to 43.5 pence per share8. The dividend increase demonstrates our commitment to deliver long-term value for our shareholders and our confidence in the future prospects of our Group.
"Prudential helps to remove uncertainty from the most significant financial events of our customers' lives, such as saving for a child's education, protecting against the financial cost of ill-health or turning hard-earned savings into secure retirement income. We are well placed to provide these services through our leading positions in many of our chosen markets. In Asia, growing numbers of middle-class consumers increasingly require our health and protection products, and ageing populations in the UK and the US are seeking ways to invest their savings to produce secure income for retirement.
"The Group's performance demonstrates our ability to capitalise on the significant growth opportunities in these regions. We are well positioned to continue to deliver high-quality products and services to our 24 million life customers, and retain our distinctive ability to generate both growth and cash for our shareholders."
Summary financials	2016 £m	2015 £m	Change on AER basis	Change on CER basis

IFRS operating profit based on longer- term investment returns[1,2,9]	4,256	3,969	7%	(2)%
Underlying free surplus generated[2,10,11]	3,588	3,043	18%	10%
Life new business profit[2,11,12]	3,088	2,492	24%	11%
IFRS profit after tax[13]	1,921	2,579	(26)%	(32)%
Net cash remittances from business units	1,718	1,625	6%	-

	2016 £bn	2015 £bn	Change on AER basis

IFRS shareholders' funds	14.7	13.0	13%
EEV shareholders' funds[14]	39.0	31.9	22%
Group Solvency II capital surplus[6,7]	12.5	9.7	29%
        1.      Based on longer-term investment returns
        2.      Following its reclassification to held for sale during 2016, operating results exclude the contribution of the Korea life business. The 2015 comparative results have been similarly adjusted.
        3.      Year-on-year percentage increases are stated on a constant exchange rate basis unless otherwise stated.
        4.      Growth rate on an actual exchange rate basis.
        5.      New business profit on business sold in the year, calculated in accordance with EEV principles.
        6.      The Group Solvency II surplus represents the shareholder capital position excluding the contribution to Own Funds and the Solvency Capital Requirement from ring fenced with-profits funds and staff pension schemes in surplus. The estimated solvency position includes the impact of recalculated transitionals at the valuation date, which has reduced the Group shareholder surplus from £12.9 billion to £12.5 billion. The formal Quantitative Reporting Templates (Solvency II regulatory templates) will include transitional measures without this recalculation.
        7.      Before allowing for second interim ordinary dividend.
        8.      In 2015, in addition to the ordinary dividend, a special dividend of 10 pence per share was awarded.
        9.      IFRS operating profit based on longer-term investment returns reflects higher earnings from growth in premium base in Asia and aggregate assets managed by our life and asset management operations across the group. These higher earnings are offset by the effect of one-off impacts in our UK Life operations.
      10.    Underlying free surplus generated comprises underlying free surplus generated from the Group's long-term business (net of investment in new business) and that generated from asset management operations. Further information is set out in note 11 of the EEV basis results.
      11.    The 2016 EEV basis results for UK insurance operations have been prepared on a basis that reflect the Solvency II regime, effective from 1 January 2016. The 2015 comparative results for UK insurance operations reflect the Solvency I basis.
      12.    Excluding UK bulk annuities from 2015 comparative results as Prudential has withdrawn from this market.
      13.    IFRS profit after tax reflects the combined effects of operating results, negative short-term investment variances, (loss)/profit on sale of Korea life business and the total tax charge for the year.
      14.    Includes adjustment for opening EEV shareholders' funds of negative £0.5 billion for the impact of Solvency II as at 1 January 2016.
Contact:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3537	Raghu Hariharan	+44 (0)20 7548 2871
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860
		William Elderkin	+44 (0)20 3480 5590

Notes to Editors:
1.
The results in this announcement are prepared on two bases: International Financial Reporting Standards (IFRS) and European Embedded Value (EEV). The results prepared under IFRS form the basis of the Group's statutory financial statements. The supplementary EEV basis results have been prepared in accordance with the amended European Embedded Value principles dated April 2016 formulated by the CFO Forum of European Insurance Companies. The 2016 EEV results for UK insurance operations have been prepared to reflect the Solvency II regime. The 2015 EEV results for UK insurance operations have been prepared reflecting the Solvency I basis, being the regime applicable for that year. There is no change to the basis of preparation for Asia and US operations. The Group's EEV basis results are stated on a post-tax basis and, where appropriate, include the effects of IFRS. Year-on-year percentage increases are presented on a constant exchange rate basis unless otherwise stated. Constant exchange rates results are calculated by translating prior year results using the current year foreign exchange rate i.e. current year average rates for the income statement and current year closing rates for the balance sheet.

2.	Annual Premium Equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

3.
Operating profit is determined on the basis of including longer-term investment returns. EEV and IFRS operating profit is stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, and (loss)/profit attaching to the held for sale Korea life business. Furthermore, for EEV basis results, operating profit based on longer-term investment returns excludes the effect of changes in economic assumptions and the mark to market value movement on core borrowings. Separately on the IFRS basis, operating profit also excludes amortisation of accounting adjustments arising principally on the acquisition of REALIC completed in 2012 and the cumulative foreign exchange loss on the disposal of the Japan Life business that has been recycled from Other Comprehensive Income on completion of the sale process in 2015.

Total number of Prudential plc shares in issue as at 31 December 2016 was 2,581,061,573.

A presentation for analysts and investors will be held today at 11:00am (UK)/ 7:00pm (Hong Kong) in the conference suite at Nomura International plc, 1 Angel Lane, London EC4R 3AB. The presentation will be webcast live and as a replay on the corporate website via the link below:

http://www.prudential.co.uk/investors/results-centre

A dial-in facility will be available to listen to the presentation. Please allow time ahead of the presentation to join the call (lines open half an hour before the presentation is due to start, ie from 10.30am (UK) / 6.30pm (Hong Kong)). Dial-in: +44 (0) 20 3059 8125 / 0800 368 0649 (Freephone UK), Passcode: 'Prudential' (this must be quoted to the operator to gain access to the call). Playback: +44 (0) 121 260 4861 (UK and international excluding US)/ +1 844 2308 058 (US only), Passcode: 5392336#. This will be available from approximately 2.00pm (UK) / 10.00pm (Hong Kong) on 14 March 2017 until 11.59pm (UK) on 28 March 2017 / 6.59am (Hong Kong) on 29 March 2017.

6.	High-resolution photographs are available to the media free of charge at www.prudential.co.uk/prudential-plc/media/media_library

7.	2016 Second interim ordinary dividend
Ex-dividend date	29 March 2017 (Singapore)
30 March 2017 (UK, Ireland and Hong Kong)
Record date	31 March 2017
Payment of dividend	19 May 2017 (UK, Ireland and Hong Kong)
On or about 26 May 2017 (Singapore and ADR holders)

8.	About Prudential plc

Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving around 24 million insurance customers and it has £599 billion of assets under management (as at 31 December 2016). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

9.	Forward-Looking Statements

This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the political, legal and economic effects of the UK's vote to leave the European Union; the impact of continuing designation as a Global Systemically Important Insurer or 'G-SII'; the impact of competition, economic uncertainty, inflation and deflation; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk factors' heading in this document.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

Summary 2016 financial performance
Financial highlights
Life APE new business sales (APE sales)[1]
	Actual Exchange Rate			Constant Exchange Rate
	2016 £m	2015 £m	Change %	2015 £m	Change %

Asia[2]	3,599	2,712	33	3,020	19
US	1,561	1,729	(10)	1,950	(20)
UK retail[3]	1,160	874	33	874	33
Total Group excluding bulk annuities[2,3]	6,320	5,315	19	5,844	8
UK bulk annuities	-	151	(100)	151	(100)
Total Group[2]	6,320	5,466	16	5,995	5

Life EEV new business profits and investment in new business
Actual Exchange Rate	Constant Exchange Rate
2016 £m	2015 £m	Change %	2015 £m	Change %
New Business Profit	Free surplus invested in new business	New Business Profit	Free surplus invested in new business	New Business Profit	Free surplus investment in new business	New Business Profit	Free surplus investment in new business	New Business Profit	Free surplus investment in new business
Asia[2]	2,030	476	1,482	386	37	23	1,660	426	22	12
US	790	298	809	267	(2)	12	913	301	(13)	(1)
UK retail[3,4]	268	129	201	42	33	207	201	42	33	207
Total Group excluding bulk annuities[2,3,4]	3,088	903	2,492	695	24	30	2,774	769	11	17
UK bulk annuities	-	-	117	23	(100)	(100)	117	23	(100)	(100)
Total Group[2,4]	3,088	903	2,609	718	18	26	2,891	792	7	14
IFRS Profit
Actual Exchange Rate	Constant Exchange Rate
2016 £m	2015 £m	Change %	2015 £m	Change %
Operating profit before tax based on longer-term investment returns[5]
Long-term business:
Asia[2]	1,503	1,171	28	1,303	15
US	2,052	1,691	21	1,908	8
UK	799	1,167	(32)	1,167	(32)
Long-term business operating profit[2]	4,354	4,029	8	4,378	(1)
UK general insurance commission	29	28	4	28	4
Asset management business:
M&G	425	442	(4)	442	(4)
Prudential Capital	27	19	42	19	42
Eastspring Investments	141	115	23	128	10
US	(4)	11	(136)	13	(131)
Other income and expenditure	(716)	(675)	(6)	(675)	(6)
Total operating profit based on longer-term investment returns before tax[2]	4,256	3,969	7	4,333	(2)
Non-operating items:
(Loss)/Profit attaching to held for sale Korea business	(227)	56	n/a	62	n/a
Other non-operating items	(1,754)	(877)	(100)	(958)	(83)
Profit before tax attributable to shareholders	2,275	3,148	(28)	3,437	(34)
Tax charge attributable to shareholders' returns	(354)	(569)	38	(621)	43
Profit for the year attributable to shareholders	1,921	2,579	(26)	2,816	(32)
Post-tax profit - EEV[4,6]
Actual Exchange Rate	Constant Exchange Rate
2016 £m	2015 £m	Change %	2015 £m	Change %
Post-tax operating profit based on longer-term investment returns
Long-term business:
Asia[2]	3,074	2,280	35	2,555	20
US	1,971	1,808	9	2,040	(3)
UK	643	863	(25)	863	(25)
Long-term business post-tax operating profit[2]	5,688	4,951	15	5,458	4
UK general insurance commission	23	22	5	22	5
Asset management business:
M&G	341	358	(5)	358	(5)
Prudential Capital	22	18	22	18	22
Eastspring Investments	125	101	24	112	12
US	(3)	7	(143)	8	(138)
Other income and expenditure	(699)	(617)	(13)	(617)	(13)
Post-tax operating profit based on longer-term investment returns[2]	5,497	4,840	14	5,359	3
Non-operating items:
(Loss)/Profit attaching to held for sale Korea business	(410)	39	n/a	42	n/a
Other non-operating items	(571)	(928)	38	(1,057)	46
Post-tax profit for the year attributable to shareholders	4,516	3,951	14	4,344	4
Basic earnings per share[2] - based on operating profit after tax
Actual Exchange Rate	Constant Exchange Rate
2016 pence	2015 pence	Change %	2015 pence	Change %
IFRS	131.3	124.6	5	136.0	(3)
EEV[4]	214.7	189.6	13	209.9	2
Underlying free surplus generated [4,6,7]
Actual Exchange Rate	Constant Exchange Rate
2016 £m	2015 £m	Change %	2015 £m	Change %

Long- term	Total	Long- term	Total	Long- term	Total	Long- term	Total	Long- term	Total

Asia[2]	734	859	565	666	30	29	638	750	15	15
US	1,568	1,565	1,159	1,166	35	34	1,307	1,315	20	19
UK	778	801	813	835	(4)	(4)	813	835	(4)	(4)
M&G	-	341	-	358	-	(5)	-	358	-	(5)
Prudential Capital	-	22	-	18	-	22	-	18	-	22
Total Group[2]	3,080	3,588	2,537	3,043	21	18	2,758	3,276	12	10
Cash remitted by the business units to the Group[8]

2016 £m	2015 £m	Change %
Asia	516	467	10
US	420	470	(11)
UK	300	301	-
M&G	290	302	(4)
Prudential Capital	45	55	(18)
Other UK	147	30	n/a
Total Group	1,718	1,625	6

Cash and capital

	2016	2015	Change %
Ordinary dividend per share relating to the reporting year	43.5p	38.78p	12
Special dividend per share	-	10.00p	n/a
Holding company cash and short-term investments	£2,626m	£2,173m	21
Group Solvency II capital surplus[9,10]	£12.5bn	£9.7bn	29
Group Solvency II capital ratio[9,10]	201%	193%	+8pp

Group shareholders' funds (including goodwill attributable to shareholders)

	2016	2015	Change %
IFRS	£14.7bn	£13.0bn	13
EEV[4,11]	£39.0bn	£31.9bn	22

	2016%	2015%
Return on IFRS shareholders' funds[12]	26	27
Return on embedded value[4,11,12]	17	17

	2016	2015	Change %
EEV shareholders' funds[4,11] per share (including goodwill attributable to shareholders)	1,510p	1,240p	22
EEV shareholders' funds[4,11] per share (excluding goodwill attributable to shareholders)	1,453p	1,183p	23

2017 Financial objectives13,14
Asia Objectives	2012 £m	2013 £m	2014 £m	2015 £m	2016 £m	CAGR (since 2012) %	Objectives 2017[13]
Asia life and asset management IFRS operating profit
Full year
Actuals	909	1,058	1,108	1,286	1,644		>£1,826 million
Constant exchange rate[15]	884	1,058	1,228	1,430	1,641		>15% CAGR
Constant exchange rate change % (year-on-year)		20	16	16	15	17

Asia Underlying Free Surplus Generation
Full year
Actuals	468	565	599	666	859		£0.9 - £1.1 billion
Constant exchange rate[15]	454	565	669	758	872
Constant exchange rate change % (year-on-year)		24	18	13	15

Group Objective for cumulative period 1 January 2014 to 31 December 2017					Actual	Objective
					1 Jan 2014 to 31 Dec 2016	1 Jan 2014 to 31 Dec 2017
Cumulative Group Underlying Free Surplus Generation[7] from 2014 onwards					£9.2 billion	> £10 billion

Notes:
[1]
APE sales is a measure of new business activity that is calculated as the sum of annualised regular premiums from new business plus 10 per cent of single premiums on new business written during the period for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial statements. Further explanation of the differences is included in Note E of the Additional EEV financial information.

[2]	Following its reclassification to held for sale during 2016, operating results exclude the contribution of the Korea life business. The 2015 comparative results have been similarly adjusted.

[3]	Excluding UK bulk annuities as Prudential has withdrawn from this market.

[4]
The 2016 EEV basis results for UK insurance operations have been prepared on a basis that reflects the Solvency II regime, effective from 1 January 2016. The 2015 comparative results for UK insurance reflect the Solvency I basis.

[5]
IFRS operating profit is management's primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further information on its definition and reconciliation to profit for the period is set out in note B1 of the IFRS financial statements.

[6]
Embedded value reporting provides investors with a measure of the future profit streams of the Group. The EEV basis results have been prepared in accordance with EEV principles discussed in note 1 of EEV basis results. A reconciliation between IFRS and the EEV shareholder funds is included in Note C of the Additional EEV financial information.

[7]
Underlying free surplus generated comprises underlying free surplus generated from the Group's long-term business (net of investment in new business) and that generated from asset management operations. Further information is set out in note 11 of the EEV basis results.

[8]
Cash remitted to the Group form part of the net cash flows of the holding company. A full holding company cash flow is set out in Note II (a) of Additional IFRS financial information. This differs from the IFRS Consolidated Statement of Cash Flows which includes all cash flows relating to both policyholders and shareholders' fund. The holding company cash flow is therefore a more meaningful indicator of the Group's central liquidity

[9]	Estimated before allowing for second interim ordinary dividend.

[10]
The Group Solvency II surplus represents the shareholder capital position excluding the contribution to Own Funds and the Solvency Capital Requirement from ring fenced with-profits funds and staff pension schemes in surplus. The estimated solvency position includes the impact of recalculated transitionals at the valuation date, which has reduced the Group shareholder surplus from £12.9 billion to £12.5 billion. The formal Quantitative Reporting Templates (Solvency II regulatory templates) will include transitional measures without this recalculation.

[11]	Includes adjustment for opening EEV shareholders' funds of negative £0.5 billion for the impact of Solvency II as at 1 January 2016.

[12]	Operating profit after tax and non-controlling interests, as a percentage of opening shareholders' funds.

[13]
The objectives assume exchange rate at December 2013 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half year ended 30 June 2013, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume the existing EEV, IFRS and Free Surplus methodology at December 2013 will be applicable over the period.

[14]
Following the announcement of the proposed sale of the Korea life business in November 2016, reported amounts exclude the results of the Korea life business. As this sale is expected to complete in 2017. The relevant 2017 objective (Asia IFRS operating profit) has been adjusted.

[15]	Constant exchange rates results translated using exchange rates at December 2013.

 Group Chief Executive's report
I am pleased to report significant progress in 2016, reflecting our successful strategy and the growing capabilities of the Group.
Our global scale, close understanding of our markets and constant drive to improve are continuing to create shared value for our customers and our shareholders.
Prudential exists to de-risk people's lives. Saving for a child's education, protecting people against the financial cost of ill-health or the death of a family's primary income earner, turning hard-earned savings into secure retirement income - across all these areas we help to remove uncertainty from life's biggest financial events.
Our strategy is shaped around meeting those needs where they are greatest and where we have the capabilities to make the most significant impact. That is among the increasingly affluent population of Asia, who have a growing demand for the health and protection products we provide, and the ageing populations of the US and the UK, who are looking for ways to invest their savings to produce income for retirement.
This was another year of innovation, as we continue to improve and personalise our products to ensure they are tailored to the diverse financial needs of our customers. At the same time, we remain focused on the expansion of our distinctive distribution platforms, allowing us to reach new customers and better serve existing ones. Meanwhile, we continue to develop the investment capabilities of our asset management businesses and to invest in the systems and people to manage the risks we assume on behalf of our customers. We are also sowing the seeds for our future growth by investing in new markets.
Group performance
Prudential has delivered a strong financial performance in 2016, led by growth in Asia. In a year that has seen continued low interest rates, market volatility and dramatic political change, our results continue to benefit from the scale and diversity of the Group's global platform, the disciplined execution of our strategy and the strength of the opportunities in our target markets.
Our operational agility and broad business mix mean we are able to continually flex our approach in response to local market conditions and opportunities without compromising our overall near-term financial performance. These characteristics have recently been particularly evident in our businesses in Asia, which continue to drive the growth of the Group and in 2016 achieved double-digit increases across all of our major metrics. This was despite deliberate pricing and product actions to protect profitability of some market segments where returns were no longer sufficiently attractive given the low-interest-rate environment. We always seek the appropriate balance between value and volume.
As in previous years, we comment on our performance in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in a period of significant currency movements.
New business profit1,3 increased by 11 per cent2,4 to £3,088 million (up 24 per cent on an actual exchange rate basis), driven by growth of 22 per cent2 in Asia and 33 per cent4 in our UK retail business. In the US, a 13 per cent reduction in new business profit mainly reflected lower industry volumes due to the sector-wide disruption that followed the announcement in April 2016 of the Department of Labor's fiduciary reform, the implementation of which is presently uncertain under the Trump administration.
Group IFRS operating profit6 based on longer-term investment returns was 2 per cent2 lower at £4,256 million (up 7 per cent on an actual exchange rate basis). Our businesses in Asia and the US generated growth of 15 per cent2 and 7 per cent respectively, while the contribution from our UK-based businesses reduced by 23 per cent. Here, as expected, the overall result was impacted by the effect of negative fund flows at M&G, our deliberate withdrawal from the UK bulk annuity market as returns ceased to be attractive and a lower contribution from UK capital optimisation actions. The result also includes a provision for the cost of undertaking a review in the UK of past non-advised annuity sales practices and related potential redress.
Prudential's growing in-force business continues to support our overall cash generation. Free surplus generation3,7 rose by 10 per cent2 to £3,588 million (up 18 per cent on an actual exchange rate basis). Cash remittances to the Group were also higher at £1,718 million, supporting the 12 per cent increase in the 2016 full year ordinary dividend to 43.5 pence per share. Since 2012 Prudential has made total payments to shareholders of £4.6 billion, highlighting the underlying growth and cash-generative nature of the business.
The Group continues to operate with a strong capital position, ending the year with a Solvency II cover ratio9 of 201 per cent8. Over the period, IFRS shareholders' funds increased by 13 per cent to £14.7 billion after taking into account profit after tax of £1,921 million (2015: £2,579 million, on an actual exchange rate basis) and other movements including positive foreign exchange movements of £1.2 billion. EEV shareholders' funds increased by 22 per cent to £39.0 billion, equivalent to 1,510 pence per share.
During 2016, we have strengthened our position as a diversified global Group, delivering long-term value to customers and shareholders.
In Asia, we are developing our operations, through the quality of our business and through our scale. Underpinning the outlook for Asia earnings, our new regular-premium income is up 20 per cent to £3,359 million and life in-force weighted premium income is up 20 per cent to £9.1 billion. In addition, our Asian asset manager, Eastspring Investments, has grown, with overall assets under management reaching £117.9 billion at the year-end, a new high.
In the US we are well positioned to navigate a period of significant regulatory change, including the currently scheduled introduction of the Department of Labor's fiduciary duty rule. The product innovation that is in train to address the new regulatory requirements, coupled with our sector-leading IT and servicing capabilities, enables us to access sizeable retirement asset pools that were previously not open to Jackson. The demographic shift occurring in the US is a significant long-term driver of demand for the types of products that we offer. In 2016, through this period of disruption, Jackson's separate account assets relating to its variable annuity business, and the main driver of earnings, increased by 11 per cent to US$148.8 billion.
In the UK, where we are seeing a large amount of change in the marketplace along with the introduction of new capital rules, we are also adapting well. PruFund sales growth continues to outperform the market, and our retail sales are now higher than before the Retail Distribution Review. During this period of change we remain focused on delivering high-quality products to meet our customers' evolving needs. The FCA's thematic review of non-advised annuity sales practices showed that, in a portion of annuity sales that the UK business made since July 2008, it was not adequately explained to customers that they may have been eligible for an enhanced annuity. We are continuing to work to ensure we put things right.
Also in the UK, at M&G, we are focused on careful management of costs and improving performance. In 2016, assets managed by M&G on behalf of external clients increased by 8 per cent to £137 billion, with internal assets taking the total to £265 billion (2015: £246 billion).
We have made good progress towards our 2017 objectives, which we announced in December 2013. Asia life and asset management pre-tax operating profit has grown at a compound annual rate of 17 per cent over the period 2012 to 2016. We are therefore on track to meet the objective of growing this measure at a compound annual rate of at least 15 per cent over the period 2012 to 2017. In 2016, Asia delivered underlying free surplus generation of £859 million demonstrating that we are on course to meet the objective of £900 million to £1.1 billion for full-year 2017. Collectively the Group has so far delivered underlying free surplus generation from the beginning of 2014 to 2016 of £9.2 billion, close to our objective for the period 2014 to the end of 2017 of at least £10 billion.
Our strategy
We have a clear, consistent strategy focused on three parts of the world where the needs of customers for the products we provide are not fully met.
In Asia we aim to meet the savings, accumulation, health and protection needs of the fast-growing and increasingly affluent middle class. As this group of people grows, so does their demand for goods and services. As an example, three-quarters of China's total population is forecast to be defined as middle income by 2030. The growing purchasing power of this section of the society is evident today. To illustrate, 60 million people left China for leisure travel purposes in 2011, but by last year this had doubled to 120 million and by 2020 is expected to top 200 million. Similarly last year Asian consumers bought around half of all the cars sold in the world, up from an average of less than 20 per cent during the 1990s.
The region's consumer spending growth is remarkable, but what is closest to the hearts of people in Asia, as anywhere else, is providing a secure and more prosperous future for their loved ones. This is creating a powerful - and largely unmet - demand for the products we provide. Asia has low insurance penetration, high out-of-pocket healthcare spend and rapidly growing private wealth. The working age population in the region is predicted to rise by 178 million by 2030. Mutual fund penetration rates are currently just 12 per cent in Asia, compared with 75 per cent in Europe and 96 per cent in the US, and there is a significant mortality protection gap.
We are a leading pan-regional franchise in Asia, we hold top-three positions in nine of our 12 life markets in the region, and we are the number one Asian retail asset manager10. We have the presence, scale, distribution and product capabilities to tap into the growing needs of our Asian customers.
The US is the largest11 retirement savings market in the world, and over the next 20 years Americans will be retiring at a rate of 10,000 per day12. At the same time, private defined-benefit pension plans are disappearing and government plans are underfunded, life expectancy at age 65 has increased significantly, and individual investors struggle to capture returns and are exposed to volatile equity markets. The confluence of these trends is precipitating an expansion of the retirement market and a flight to quality that is aligned with Jackson's capabilities.
In the UK, an ageing population that does not have enough saved for the future is driving increasing demand for savings and retirement income products, and this demand has been reinforced by the pensions freedom changes. This is creating significant opportunities for our UK businesses that both Prudential UK and M&G are addressing through their long-term savings solutions and investment strategies.
Our capabilities
We believe we have a great strategy, but any strategy is only as good as its implementation. We are executing our strategy with discipline and continually developing our capabilities.
Across our markets, we are constantly innovating to improve the way we do business. During 2016, we added a number of new products and services to the successful range we offer around the world. In Asia, to take just two examples, Prudential Singapore became the first insurer in its market to launch an online community portal, where customers can share ideas and suggestions to help us improve our products and services, and Prudential Hong Kong gave customers access to an innovative DNA-based health and nutrition programme, demonstrating how we are building our capabilities to partner with customers to help improve their long-term health and wellbeing. We also expanded our reach in the region during 2016, by launching a new operation in Laos.
In the US, Jackson launched its first fee-based variable annuity, designed to meet the need for products compatible with the Department of Labor's fiduciary duty rule. In the UK retail market we introduced the Prudential Retirement Account, an online account-based plan that offers both accumulation and decumulation for customers near retirement and has proved extremely popular. M&G added a number of new funds, including its Global Target Return Fund and Absolute Return Bond Fund, helping customers deal with market volatility.
Our distribution capability is another of our key strengths. In 2016, we made good progress in improving our distribution platform throughout our markets. In Asia, productivity within our network of agents improved, with average case sizes rising by 30 per cent14. The total number of agents across all our Asian markets is more than 500,000. We also continued to leverage the strength of our relationships with our bank partners, which has allowed us to ensure the appropriate balance between value and volume. We have access to more than 10,000 active bank branches through a total of three regional, five strategic and a variety of local partnerships. In the US, our variable annuity wholesale distribution platform is now more than 60 per cent larger13 than that of our nearest competitor, and our wholesaler productivity is 24 per cent greater13.
In the UK, the number of our adviser firms has grown by 37 per cent since 2013, and Prudential Financial Planning, our UK advisory business, has grown to become a top-10 UK advisory business, from its inception in 2012. In 2016 M&G, whose products are now registered in 23 jurisdictions around the world, established a new SICAV fund range in Luxembourg as a platform for future international distribution. At the same time, we entered Zambia, our fourth market in Africa. In less than three years, we have built our African business to the point where it has 1,750 agents, is active in 181 bank branches and has over 160,000 customers, with a further 1.5 million micro-insurance customers through partnerships with mobile phone operators and micro-finance institutions.
Our proven investment performance track record is another vital part of our capability. Across our asset management businesses we offer a range of funds that give investors the opportunity to benefit from a long-term, diversified approach, helping to deliver sustainable investment performance regardless of short-term market fluctuations. M&G has a longstanding track record of superior investment performance, with 85 per cent15 of retail assets under management above median over the tenure of the fund manager. Likewise, the proportion of Eastspring's funds outperforming the median on a three-year period basis was 65 per cent16. In the UK, over the last 10 years our highly regarded PruFund investment option has delivered growth of 75 per cent, compared with a total return of 39 per cent for a benchmark ABI mixed investment fund. In the US, the number of funds within Jackson's living benefit variable annuity product that delivered a three-year annualised return, over the period 2014 to 2016, of over 7 per cent was twice the number of funds within the top 12 peer products combined5.
We are also using the Group's scale to improve our risk management capabilities, including investing in new technology. In 2016 this included commencing implementation of Aladdin, a global risk and portfolio management platform for our asset management businesses, which will help to simplify reporting systems and support future growth.
Our outlook
Our growth prospects are based on clear long-term opportunities in the three markets we are targeting. There are historic demographic shifts taking place in these economies, and we are focused on ensuring that our capabilities develop in line with the evolving needs and preferences of our customers.
We have demonstrated our ability to manage through times of economic uncertainty and market volatility, conditions that appear likely to prevail for some time. Our strategy is clear, the demand from customers for our products is strong and our execution is good and getting better. We are well positioned to continue to deliver value for both our customers and our shareholders.
             1.     Embedded value reporting provides investors with a measure of the future profit streams of the Group. The EEV basis results have been prepared in accordance with EEV principles discussed in note 1 of EEV basis results. A reconciliation between IFRS and the EEV shareholder funds is included in Note C of the Additional EEV financial information.
         2.     Following its reclassification to held for sale during 2016, operating results exclude the contribution of the Korea life business. The 2015 comparative results have been similarly adjusted.
              3.     The 2016 EEV basis results for UK insurance operations have been prepared on a basis that reflects the Solvency II regime, effective from 1 January 2016. The 2015 comparative results for UK insurance reflect the Solvency I basis.
              4.     Excluding UK bulk annuities as Prudential has withdrawn from this market.
              5.     Jackson analysis based on Morningstar fund performance information as at 4Q YTD 2016, ranked by sales as of end Q3 2016. ©2017 Morningstar Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information.  Past performance is no guarantee of future results. Morningstar www.AnnuityIntel.com.
              6.     IFRS operating profit is management's primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further information on its definition and reconciliation to profit for the period is set out in note B1 of the IFRS financial statements.
              7.     Underlying free surplus generated comprises underlying free surplus generated from the Group's long-term business (net of investment in new business) and that generated from asset management operations. Further information is set out in notes 9 of the EEV basis results.
              8.     Estimated before allowing for second interim ordinary dividend.
               9.     The Group Solvency II surplus represents the shareholder capital position excluding the contribution to Own Funds and the Solvency Capital Requirement from ring fenced with-profits funds and staff pension schemes in surplus. The estimated solvency position includes the impact of recalculated transitionals at the valuation date, which has reduced the Group shareholder surplus from £12.9 billion to £12.5 billion. The formal Quantitative Reporting Templates (Solvency II regulatory templates) will include transitional measures without this recalculation.
             10.    Source: Asia asset management September 2016 (Ranked according to participating regional players only). Based on assets sourced from the region, excluding Japan, Australia and New Zealand as at June 2016.
             11.    Cerulli Associates - Advisor Metrics 2016.
         12.    Social Security Administration, Annual Performance Plan for FY 2012 and Revised Final Performance Plan for FY 2011.
              13.    Market Metrics - Variable Annuity Sales, Staffing and Productivity Report: Q3 2016.
         14.    Excluding India.
         15.    Investment performance is to 31 December 2016 and reflects 33 retail funds, representing 85 per cent of M&G retail funds under management, which have delivered top or upper quartile performance over fund manager tenure which is an average of 6 years. Quartile rankings are based on returns which are net of fees.
             16.    Blended score representing 50 per cent by number of funds and 50 per cent assets under management outperforming benchmark or in top two quartiles over three-year period.
Chief Financial Officer's report on the 2016 financial performance
I am particularly pleased to be able to report that Prudential's financial performance in 2016 has showcased the resilience of our earnings, cash and capital. While these are qualities I have mentioned in previous reports, the external events of 2016 have seen them tested repeatedly across our businesses during a year of significant uncertainty, market volatility and unexpected political and regulatory events. By remaining focused on our strategy and on disciplined execution, our business withstood the effect of these events and successfully adapted to changes in market conditions, regulatory intervention and shifts in consumer preference, to deliver a strong operating performance in 2016 and an improved capital position.
Prudential's financial attributes and multiple, diverse levers of growth have enabled the Group to absorb not only the areas of earnings pressure known at the beginning of the year, but also the fluctuations of both equity markets and yields. New business profit, IFRS operating profit and free surplus generation, the three financial measures that we use to track delivery of our 'growth and cash' agenda, have all increased in 2016 when expressed on an actual exchange rate basis. This achievement demonstrates the benefits of our scale and the strength of our business model which is well diversified by geography, currency and source of earnings. The 2016 results also highlight the earnings power of our growing in-force book of business and our ability to add large new business volumes which are an important store of future value.
The year-on-year trends of the three 'growth and cash' measures are also positive when expressed on a constant exchange rate basis, except for IFRS operating profit, where we have seen a marginal fall due to the effect of one-off impacts in our UK Life operations.
The Group's performance has once-again been led by Asia, with double digit growth across new business profit, IFRS operating profit and free surplus generation for the 7th year in a row. This underlines the scale and quality of our regional franchise, characterised by the high proportion of recurring income and bias for protection business that is uncoupled from market effects. In our insurance and asset management businesses in the UK and US, we have continued to build our earnings base with growth in assets managed on behalf of our customers.
2016 has seen sterling weakening against most global currencies, which is positive for the translation of results from our sizeable non-sterling operations. However, to aid understanding of the underlying progress in these businesses, we continue to express and comment on the performance trends of our Asia and US operations on a constant currency basis.
The key financial highlights in 2016 were as follows:

●
New business profit[1] was 11 per cent[2,3] higher at £3,088 million (up 24 per cent on an actual exchange rate basis), primarily as a result of higher volumes with APE sales up 8 per cent[2,3]. Growth was strongest in Asia, where new business profit increased 22 per cent on a 19 per cent uplift in APE sales and improvements in country and channel mix. The contribution to new business profit from Jackson declined by 13 per cent, reflecting lower variable annuity sales volumes. UK life retail new business profit grew by 33 per cent, driven by strong consumer demand for products offering access to our PruFund investment option, which resulted in a 33 per cent increase in retail APE sales. There was no bulk annuity new business profit as we withdrew from this market in 2016.

●
IFRS operating profit based on longer-term investment returns (IFRS operating profit) was 2 per cent[3] lower at £4,256 million (up 7 per cent on an actual exchange rate basis). IFRS operating profit from our Asia life insurance and asset management businesses grew by 15 per cent[3] to £1,644 million, reflecting continued business momentum. In the US, Jackson's total IFRS operating profit increased by 7 per cent, mainly due to growth in fee income on higher asset balances, which outweighed the anticipated reduction in spread earnings. In the UK, total IFRS operating profit was 31 per cent lower than the prior year, as a result of significantly reduced profits from annuity new business following our withdrawal from the bulk annuity market, the lower contribution from actions to support solvency and a provision for the cost of undertaking a review of past non-advised annuity sales practices and related potential redress. M&G's operating profit was 4 per cent lower, reflecting the earnings impact of the recent period of net fund outflows.

●
Underlying free surplus generation[1,4], our preferred measure of cash generation from our life and asset management businesses, increased by 10 per cent[3] to £3,588 million (up 18 per cent on an actual exchange rate basis), after financing new business growth. The increase reflects a higher contribution from our growing in-force book of business, as we continue to focus on high-return new business with fast payback periods and includes the benefit from capital actions in the UK and the US.

●
Group shareholders' Solvency II capital surplus[7] was estimated at £12.5 billion at 31 December 2016, equivalent to a cover ratio of 201 per cent[6] (1 January 2016: £9.7 billion, 193 per cent). The improvement in the period primarily reflects the continuing strength of the Group's operating capital generation in excess of growing dividend payments to shareholders, and also includes the benefit of debt issued in the year.

●	Full year ordinary dividend increased by 12 per cent to 43.5 pence per share, reflecting our strong 2016 performance and our confidence in the future prospects of our Group.

Global investment market movements during 2016 were dominated by the sharp drop in long-term yields over the first three quarters, and the subsequent recovery into the end of the year prompted by more favourable growth expectations in the US. Equity market performance was notably stronger in the second half of the year, contributing to a generally positive movement for 2016 overall in the countries in which we operate. Over the full year, the US S&P 500 index was up 10 per cent, the UK FTSE 100 index up 12 per cent and the MSCI Asia ex-Japan index up 5 per cent. We have taken steps to reduce the investment market sensitivity of our earnings and balance sheet, but remain significant long-term holders of financial assets to back the commitments that we have made to our customers. Short-term fluctuations in both these assets and related liabilities are reported outside the operating result, which is based on long-term investment return assumptions. These short-term fluctuations were overall negative in 2016, primarily as a result of movements in the value of derivatives used by Jackson to protect the economics of its business from adverse market shocks. As a result, total IFRS post tax profit was £1,921 million (2015: £2,579 million on an actual exchange rate basis) and total EEV post-tax profit was £4,516 million (2015: £3,951 million on an actual exchange rate basis).
Reflecting the combined effects of improved operating results on an actual exchange rate basis, negative short-term investment fluctuations and positive currency movements of £1.2 billion, IFRS shareholders' equity was 13 per cent higher at £14.7 billion. Similarly, EEV basis shareholders' equity was up 22 per cent5 at £39.0 billion. As at 31 December 2016, the Group's Solvency II capital surplus7 was £12.5 billion, equivalent to a cover ratio of 201 per cent6 (1 January 2016: £9.7 billion, 193 per cent).
IFRS profit
	Actual exchange rate			Constant exchange rate
	2016 £m	2015 £m	Change %	2015 £m	Change %
Operating profit before tax based on longer-term investment returns
Long-term business:
Asia[3]	1,503	1,171	28	1,303	15
US	2,052	1,691	21	1,908	8
UK	799	1,167	(32)	1,167	(32)
Long-term business operating profit[3]	4,354	4,029	8	4,378	(1)
UK general insurance commission	29	28	4	28	4
Asset management business:
M&G	425	442	(4)	442	(4)
Prudential Capital	27	19	42	19	42
Eastspring Investments	141	115	23	128	10
US	(4)	11	(136)	13	(131)
Other income and expenditure[8]	(716)	(675)	(6)	(675)	(6)
Total operating profit based on longer-term investment returns before tax[3]	4,256	3,969	7	4,333	(2)
Non-operating items:
(Loss)/Profit attaching to held for sale Korea business	(227)	56	n/a	62	n/a
Other non-operating items[8]	(1,754)	(877)	(100)	(958)	(83)
Profit before tax attributable to shareholders	2,275	3,148	(28)	3,437	(34)
Tax charge attributable to shareholders' returns	(354)	(569)	38	(621)	43
Profit for the year attributable to shareholders	1,921	2,579	(26)	2,816	(32)
IFRS Earnings per share
	Actual exchange rate			Constant exchange rate
	2016 pence	2015 pence	Change %	2015 pence	Change %
Basic earnings per share based on operating profit after tax	131.3	124.6	5	136.0	(3)
Basic earnings per share based on total profit after tax	75.0	101.0	(26)	110.1	(32)

IFRS operating profit based on longer-term investment returns
Total IFRS operating profit declined by 2 per cent3 (7 per cent increase on an actual exchange rate basis) in 2016 to £4,256 million, with increases in Asia and the US offset by anticipated declines in the contribution from our UK businesses.

●
Asia total operating profit of £1,644 million was 15 per cent[3] higher than the previous year (28 per cent on an actual exchange rate basis), with strong growth in both life insurance and asset management through Eastspring Investments.

●
US total operating profit at £2,048 million increased by 7 per cent (20 per cent increase on an actual exchange rate basis), driven by higher fee income from growth in Jackson's separate account asset base and lower amortisation of deferred acquisition costs, which together exceeded the anticipated reduction in spread income.

●
UK total operating profit was 31 per cent lower at £828 million. This decline reflects lower profit from new annuity business, down from £123 million to £41 million in 2016 as we scale down our participation in the annuity market, a lower contribution from management actions to support solvency, down from £400 million to £332 million, and the establishment of a £175 million provision for the cost of undertaking a review of past non-advised annuity sales practices and related potential redress.

●
M&G operating profit was 4 per cent lower at £425 million. The impact of recent asset outflows from retail funds on overall funds under management has been partially offset by the benefit of positive market movements.

At the beginning of the year, we expected that earnings would contract in a few discrete areas of the business: at M&G, due to the impact of outflows on funds under management and the corresponding fee income; in Jackson's spread business portfolio as a result of persistently low interest rates; and in our UK life business given our withdrawal from the bulk annuity market. These identified effects have emerged largely as expected. However, our focus on cost control and the effective management of our in-force book of business have mitigated the overall impact of these anticipated adverse effects. Earnings have also benefited from continued growth in the premium base in Asia and the level of aggregate assets managed by our life and asset management operations across the Group, which together underpin the longer-term earnings progression of our business.
Life insurance operations: Taken together, IFRS operating profit from our life insurance operations in Asia, the US and the UK was 1 per cent3 lower at £4,354 million (8 per cent increase on an actual exchange rate basis).
IFRS operating profit in our life insurance operations in Asia was 15 per cent3 higher at £1,503 million (up 28 per cent on an actual exchange rate basis), reflecting our ability to translate top-line growth into shareholder value. The performance is underpinned by the recurring premium income nature of our in-force book and the highly diverse nature of our earnings by geography and by source. Insurance income was up 24 per cent, reflecting our continued focus on health and protection business. At a country level, we have seen double-digit growth in six markets, led by Hong Kong (up 40 per cent), China (up 83 per cent) and growth of 15 per cent or more from Malaysia, Thailand, Vietnam and Taiwan. These markets have more than compensated for the impact of lower earnings growth in Indonesia and Singapore, following deliberate actions taken to improve the quality of new business flows.
In the US, life IFRS operating profit was 8 per cent higher at £2,052 million (up 21 per cent on an actual exchange rate basis), reflecting the resilient performance of Jackson's franchise in an environment of market volatility and sector-wide disruption following the announcement of the Department of Labor's fiduciary duty rule in April 2016. Average separate account balances increased by 5 per cent, resulting in a 3 per cent rise in fee income, while the result also benefited from scale efficiencies. As expected, lower yields in the year have impacted spread income, which decreased by 5 per cent.
UK life IFRS operating profit declined by 32 per cent to £799 million (2015: £1,167 million). Within this total, the contribution from our core in-force with-profits and annuity business was £601 million (2015: £644 million), including an unchanged transfer to shareholders from the with-profits funds of £269 million. The balance of the result reflects the contribution from other activities which are either non-core or are not expected to recur to the same extent going forward.
Profit from new annuity business reduced from £123 million in 2015 to £41 million, as we scaled down our participation in the annuity market. In response to the volatile investment market environment during 2016, we took a number of asset and liability actions to improve the solvency position of our UK life operations and further mitigate market risk, generating combined profits of £332 million (2015: £400 million). Of this amount, £197 million related to profit from longevity reinsurance transactions (2015: £231 million) and £135 million (2015: £169 million) from the effect of repositioning the fixed income asset portfolio. In response to the findings of the FCA's thematic review of non-advised annuity sales practices, the UK business will review internally vesting annuities sold without advice after 1 July 2008. Reflecting this, the UK life 2016 result includes a provision of £175 million for the cost of this review and related potential redress. The provision does not include potential insurance recoveries of up to £175 million.
We track the progress that we make in growing our life insurance business by reference to the scale of our obligations to our customers, which are referred to in the financial statements as policyholder liabilities. Each year these increase as we write new business and collect regular premiums from existing customers and decrease as we pay claims and policies mature. The overall scale of these policyholder liabilities is relevant in the evaluation of our profit potential in that it reflects, for example, our ability to earn fees on the unit-linked element and indicates the scale of the insurance element, another key source of profitability for the Group.

Shareholder-backed policyholder liabilities and net liability flows[9]

	2016 £m				2015 £m
	Actual Exchange Rate				Actual Exchange Rate
	At 1 January 2016	Net liability flows[10]	Market and other movements	At 31 December 2016	At 1 January 2015	Net liability flows[10]	Market and other movements	At 31 December 2015
Asia[11]	25,032	2,086	5,733	32,851	26,410	1,867	(433)	27,844
US	138,913	5,198	33,515	177,626	126,746	8,476	3,691	138,913
UK	52,824	(3,646)	6,980	56,158	55,009	(2,694)	509	52,824
Total Group	216,769	3,638	46,228	266,635	208,165	7,649	3,767	219,581

Focusing on the business supported by shareholder capital, which generates over 90 per cent of the life profit, in 2016 net flows into our businesses were overall positive at £3.6 billion, reflecting our focus on both retaining our existing customers and attracting new business to drive long-term value creation. The weakening of sterling during the year contributed a total £32.4 billion positive foreign exchange movement which, together with favourable investment and other movements, led to a £46.2 billion increase in policyholder liabilities, with much of this arising in the second half of the year.

Policyholder liabilities and net liability flows in with-profits business[9,25]

	2016 £m				2015 £m
	Actual Exchange Rate				Actual Exchange Rate
	At 1 January 2016	Net liability flows[10]	Market and other movements	At 31 December 2016	At 1 January 2015	Net liability flows[10]	Market and other movements	At 31 December 2015
Asia	20,934	3,696	5,303	29,933	18,612	2,102	220	20,934
UK	100,069	1,119	11,958	113,146	99,427	(968)	1,610	100,069
Total Group	121,003	4,815	17,261	143,079	118,039	1,134	1,830	121,003

The 18 per cent increase in policyholder liabilities in our with-profits business to £143.1 billion (2015: £121.0 billion), reflects the growing popularity with consumers seeking protection from the impact of volatile market conditions. In the course of 2016, net liability flows increased to £4.8 billion across our Asian and UK operations. As returns from these funds are smoothed and shared with customers, the emergence of shareholder profit is more gradual. This business, nevertheless, remains an important source of future shareholder value.
Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver
	Actual Exchange Rate						Constant Exchange Rate
	2016 £m			2015 £m			2015 £m
	Operating profit[3]	Average liability	Margin bps	Operating profit[3]	Average liability	Margin bps	Operating profit[3]	Average liability	Margin bps
Spread income	1,171	83,054	141	1,153	72,900	158	1,267	78,026	162
Fee income	2,175	139,451	156	1,888	123,232	153	2,118	135,717	156
With-profits	317	118,334	27	314	106,749	29	319	108,551	29
Insurance margin	1,991			1,671			1,858
Margin on revenues	2,126			1,822			2,000
Expenses:
Acquisition costs	(2,251)	6,320	(36)%	(2,100)	5,466	(38)%	(2,339)	5,995	(39)%
Administration expenses*	(1,943)	229,477	(85)	(1,656)	203,664	(81)	(1,829)	222,250	(82)
DAC adjustments	390			313			352
Expected return on shareholder assets	221			224			232
	4,197			3,629			3,978
Longevity reinsurance and other management actions to improve UK solvency	332			400			400
Provision for review of past annuity sales	(175)			-			-
Operating profit based on longer-term investment returns[3]	4,354			4,029			4,378
           *      The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. The acquisition costs include only those relating to shareholders backed business.
Alongside growing our overall level of life operating profit, we continue to maintain our bias for higher-quality sources of income such as insurance margin and fee income. We favour insurance margin because it is relatively insensitive to the equity and interest rate cycle and prefer fee income to spread income because it is more capital-efficient. In line with this approach, on a constant exchange rate basis, insurance margin has increased by 7 per cent (up 19 per cent on an actual exchange rate basis) and fee income by 3 per cent (up 15 per cent on an actual exchange rate basis), while spread income decreased by 8 per cent (up 2 per cent on an actual exchange rate basis).
Asset management: Movements in asset management operating profit are also primarily influenced by changes in the scale of these businesses, as measured by funds managed on behalf of external institutional and retail customers and our internal life insurance operations. In 2016, IFRS operating profit from our asset management businesses was marginally lower at £589 million (2015: £602 million on a constant exchange rate basis), primarily due to the impact of negative net flows in M&G.
Asset management net inflows and external funds under management[13,14]
	2016 £m				2015 £m
	Actual Exchange Rate				Actual Exchange Rate
	At 1 January 2016	Net flows	Market and other movements	At 31 Dec 2016	At 1 January 2015	Net flows	Market and other movements	At 31 Dec 2015
M&G	126,405	(8,090)	18,448	136,763	137,047	(7,008)	(3,634)	126,405
Eastspring[15]	30,281	1,835	5,926	38,042	25,333	5,971	(1,023)	30,281
Total external assets managed	156,686	(6,255)	24,374	174,805	162,380	(1,037)	(4,657)	156,686

Total external assets managed (including MMF)	162,692	(5,852)	25,679	182,519	167,180	28	(4,516)	162,692

M&G's IFRS operating profit declined by 4 per cent to £425 million (2015: £442 million), reflecting the impact on revenues of lower average assets under management during the year, following the net outflows experienced since the second quarter of 2015. As these net outflows were primarily from the higher margin retail business, they had a disproportionately adverse impact on earnings. The same dynamics have seen the cost-income ratio move up 2 percentage points to 59 per cent.
Despite continued outflows in 2016, external assets under management at 31 December 2016 were 8 per cent higher than a year ago at £136.8 billion, benefitting from positive investment market movements, particularly in the second half of the year and a return to positive net flows for retail business in the fourth quarter of £942 million. Including the assets managed for internal life operations, M&G's total assets under management rose to £264.9 billion (2015: £246.1 billion).
Our Asia-based asset manager, Eastspring Investments, increased IFRS operating profit by 10 per cent (up 23 per cent on an actual exchange rate basis) to £141 million, reflecting the positive effect on average assets under management of favourable market movements and £2.2 billion net inflows in the second half of the year. Although a shift in the mix of assets away from higher-margin equity funds has moderated the overall revenue margin, scale efficiencies have resulted in an improvement in the cost-income ratio to 56 per cent (2015: 58 per cent). External assets under management at 31 December 2016 increased to £38.0 billion (31 December 2015: £30.3 billion). Including money market funds and the assets managed for internal life operations, Eastspring Investment's total assets under management rose to a record £117.9 billion (2015: £89.1 billion).
IFRS non-operating items8
IFRS non-operating items consist of short-term fluctuations, the results attaching to the held for sale life business in Korea and other non-operating items.
Short-term investment fluctuations represent the most significant component of non-operating items and are discussed further below.
The result of the held for sale Korea life business, a loss of £227 million, comprises both the write down of the IFRS net assets to sales proceeds (net of costs) and the profits for the year. The comparative profits for the year have been similarly reclassified as non-operating for consistency of presentation.
Other non-operating items of negative £76 million mainly represent the amortisation of acquisition accounting adjustments arising principally on the acquisition of the REALIC business in 2012 (2015: negative £76 million on an actual exchange rate basis). Additionally, 2015 non-operating items included a loss of £46 million from the recycling of exchange losses on the sale of the Japan business.
IFRS short-term investment fluctuations
IFRS operating profit is based on longer-term investment return assumptions. The difference between actual investment returns recorded in the income statement and the assumed longer-term returns is reported within short-term fluctuations in investment returns. In 2016, the total short-term fluctuations in investment returns relating to the life operations were negative £1,482 million and comprised negative £225 million for Asia, negative £1,455 million in the US and positive £198 million in the UK.
The Asia negative £225 million short-term fluctuations principally reflected the net impact of changes in interest rates and equity markets across the region.
In the US, Jackson provides certain guarantees on its annuity products, the value of which would typically rise when equity markets fall and long-term interest rates decline. Jackson charges fees for these guarantees which are in turn used to purchase downside protection in the form of options and futures to mitigate the effect of equity market falls, and swaps and swaptions to cushion the impact of drops in long-term interest rates. Under IFRS, accounting for the movement in the valuation of these derivatives, which are all fair valued, is asymmetrical to the movement in guarantee liabilities, which are not fair valued in all cases. Jackson designs its hedge programme to protect the economics of the business from large movements in investment markets and accepts the variability in accounting results. The negative short-term fluctuations of £1,455 million in the year mainly reflect the effect of the increase in equity markets on net value movements on the guarantees and associated derivatives with the S&P 500 index closing at 10 per cent higher than at the start of the year. While the resulting negative mark-to-market movements on these hedging instruments are recorded in 2016, the related increases in fee income that arise from the higher asset values managed, will be recognised and reported in future years.
The UK non-operating profit of positive £198 million mainly reflects gains on bonds backing annuity capital and shareholders' funds following the 70bps fall in 15-year UK gilt yields in 2016.
The negative short-term fluctuations in investment returns for other operations of negative £196 million (2015: negative £61 million) include unrealised value movements on financial instruments.
IFRS effective tax rates
In 2016, the effective tax rate on IFRS operating profit based on longer-term investment returns was 21 per cent, (2015: 20 per cent), reflecting a larger contribution to operating profit from Jackson which attracts a higher rate of tax.
The 2016 effective tax rate on the total IFRS profit was 16 per cent (2015: 18 per cent), reflecting a smaller contribution to the total profit from Jackson which attracts higher rate of tax.
The main driver of the Group's effective tax rate is the relative mix of the profits between countries with higher tax rates (such as US, Indonesia, and Malaysia), and countries with lower tax rates (such as Hong Kong, Singapore and the UK). The UK has enacted legislation to reduce the corporation tax rate in stages from 20 per cent to 17 per cent from 1 April 2020. The effect of reductions to 17 per cent is reflected in the full year 2016 results. Following the US elections, there is the prospect of significant tax reform occurring in the US, which potentially could reduce the US corporate income tax rate from the current 35 per cent. A number of Asian countries, most notably Indonesia, have indicated they are considering reducing corporation tax rates, but no legislative proposals have been announced to date.
We do not expect that changes being introduced in the UK and other countries to implement recommendations made by the OECD's base erosion and profit shifting project to reform the international tax regime to have any significant impact on the Group.
Total tax contribution
The Group continues to make significant tax contributions in the countries in which it operates, with £2,890 million remitted to tax authorities in 2016. This was lower than the equivalent amount of £3,004 million in 2015, reflecting lower corporation tax payments, partly offset by increases in other taxes borne and taxes collected. In the US a change of basis for taxing derivatives which affects the timing, but not the quantum, of tax payable accelerated tax payments from 2016 into 2015.
Publication of tax strategy
In 2017, a new UK requirement for large UK businesses to publish their tax strategy will take effect. Prudential's tax strategy, together with further details of the tax payments made in 2016, will be available on the Group's website before 30 June 2017.
New business performance

Life EEV new business profit[1] and APE new business sales (APE sales)
	Actual exchange rate						Constant exchange rate
	2016 £m		2015 £m		Change %		2015 £m		Change %
	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit
Asia[3]	3,599	2,030	2,712	1,482	33	37	3,020	1,660	19	22
US	1,561	790	1,729	809	(10)	(2)	1,950	913	(20)	(13)
UK retail[2]	1,160	268	874	201	33	33	874	201	33	33
Total Group excluding bulk annuities[2,3]	6,320	3,088	5,315	2,492	19	24	5,844	2,774	8	11
UK bulk annuities	-	-	151	117	(100)	(100)	151	117	(100)	(100)
Total Group[3]	6,320	3,088	5,466	2,609	16	18	5,995	2,891	5	7

Life insurance new business profit1 was up 11 per cent2,3 (24 per cent on an actual exchange rate basis) to £3,088 million, reflecting the net outcome from strong growth in Asia and in UK retail business and reduced contribution from our US operations. Life insurance new business APE sales increased by 8 per cent2,3 (19 per cent on an actual exchange rate basis) to £6,320 million led by Asia and the UK.
In Asia new business profit was 22 per cent3 higher at £2,030 million, outpacing new business APE sales in the region which increased by 19 per cent3 to £3,599 million (up 37 per cent and 33 per cent respectively on an actual exchange rate basis). APE sales progression has been strongest in the agency channel, up 23 per cent, as we continue to drive improvements in productivity and invest in recruitment initiatives to underpin future sales prospects. The fourth quarter saw an acceleration in the positive trends observed earlier in the year; overall APE increased to over £1 billion for the first time in a discrete quarter, with 8 of our markets in the region growing by 20 per cent or more. Despite the strength of this growth our focus on quality is undiminished, with regular premiums on long-term contracts accounting for over 93 per cent of APE sales and a continuing high proportion of new business from health and protection coverage (62 per cent of new business profit). This favourable mix provides a high level of recurring income and an earnings profile that is significantly less correlated to investment markets.
Our businesses in China and Hong Kong have performed well in 2016, with APE sales increasing by 31 per cent and 40 per cent, respectively, and demonstrating the extent of the opportunity in these markets. In Hong Kong, we continue to generate business from both Mainland China residents and local customers, with a strong bias for regular premiums (94 per cent of APE sales) and an increasing contribution from health and protection business (up 43 per cent). 2016 saw increased intervention by the Chinese authorities in relation to capital controls and we continue to monitor developments, which to date have not had a meaningful impact on our business in Hong Kong. In China, we have pivoted the business towards higher quality regular premium business driven by our increased scale in the agency channel, and sales of single premiums have reduced as we de-emphasised further new spread-based business across the region in 2016.
In Indonesia, trading conditions remain challenging, and in such an environment we have retained our more cautious approach to new business, resulting in a 25 per cent reduction in APE sales. However, sales performance in the fourth quarter was more encouraging with a more modest period-on-period decline in APE sales of 3 per cent and a return to growth in the month of December. In Malaysia, APE sales were up 8 per cent, driven by improvements in the conventional agency channel and increased contributions from our bancassurance partners. In Singapore, where APE sales were up 1 per cent in 2016, new business performance has improved through the year which saw APE sales in the second half increase by 12 per cent relative to the equivalent period last year, driven by increased agent activation and a recovery in bancassurance sales.
The 22 per cent increase in new business profit primarily reflects the effect of higher APE sales volumes (up 19 per cent) and positive effects from changes in country mix and channel mix.
In the US, uncertainty following the announcement of the Department of Labor's fiduciary duty rule on the distribution of retirement market products has contributed to a marked decline of 22 per cent16 in industry sales of variable annuities. Jackson's APE sales from all our variable annuity products were also lower as a result, down 25 per cent. Notwithstanding this reduction in sales, net inflows into Jackson's separate account asset balances, which drive fee-based earnings on variable annuity business, remained positive at £4.4 billion. More favourable market conditions in the institutional product market provided Jackson with the opportunity to write APE sales of £184 million compared to £138 million in 2015.
Jackson's new business profit of £790 million declined by 13 per cent overall, although this represents a smaller decrease than the reduction in sales volumes, demonstrating the benefit of improved business mix and a modest uplift from higher interest rates. The economics on new business in variable annuities remain extremely attractive, with high internal rates of return and short payback periods.
In our UK life business, our strategy of extending customer access to PruFund's with-profits investment option via additional product wrappers continues to drive growth in retail APE sales, which increased 33 per cent to £1,160 million. In the current low interest rate environment, consumers are attracted to PruFund's smoothed multi-asset fund returns and the financial security attaching to its strong capitalisation. We have seen notable success with the build out of PruFund through individual pensions (up 104 per cent), income drawdown (up 62 per cent) and ISAs (up 70 per cent), although our more established PruFund investment bonds also increased 21 per cent. Reflecting this strong performance, total PruFund assets under management of £24.7 billion as at 31 December 2016 were 50 per cent higher than at the start of the year.
UK's retail new business profit of £268 million increased by 33 per cent reflecting the increased sales volume and positive effects from changes in product mix.
Free surplus generation
Free surplus generation is the financial metric we use to measure the internal cash generation of our business operations. For life insurance operations it represents amounts maturing from the in-force business during the year, net of amounts reinvested in writing new business. For asset management it equates to post-tax IFRS profit for the period.
This metric is based on the capital regimes which apply locally in the various jurisdictions in which our life businesses operate. The introduction of Solvency II with effect from 1 January 2016 has altered the regime locally applied to our UK life business, so the 2016 UK life free surplus figures reflect this change. The 2015 UK life comparatives are unchanged as they reflect the regime that applied at that time. Solvency II does not directly impact the way capital is generated locally in the US and in our Asian life operations, so there is no change in the way free surplus is calculated for these businesses.
In 2016 underlying free surplus generation, after investment in new business, increased by 10 per cent2 to £3,588 million.
Free surplus generation
	Actual exchange rate			Constant exchange rate
	2016 £m	2015 £m	Change %	2015 £m	Change %

Free surplus generation[1,4]
Asia[3]	1,335	1,052	27	1,176	14
US	1,863	1,433	30	1,616	15
UK	930	900	3	900	3
M&G	341	358	(5)	358	(5)
Prudential Capital	22	18	22	18	22
Underlying free surplus generated from in-force life business and asset management[3]	4,491	3,761	19	4,068	10
Investment in new business[3]	(903)	(718)	(26)	(792)	(14)
Underlying free surplus generated[3]	3,588	3,043	18	3,276	10
Market related movements, timing differences and other movements	(588)	289
Net cash remitted by business units	(1,718)	(1,625)
Total movement in free surplus	1,282	1,707
Free surplus at end of year[1,17]	6,575	5,293

The 10 per cent3 increase in free surplus generated1 by our life insurance and asset management businesses to £4,491 million (up 19 per cent3 on an actual exchange rate basis) reflects our growing scale and the highly capital-generative nature of our business model. In 2016 a key contributor to this growth has been derived from the positive momentum of Asia's in-force life insurance portfolio, which provides an important underpin to this metric and helps absorb cyclicality elsewhere in the Group. We drive this metric by targeting markets and products that have low-strain, high-return and fast payback profiles and by delivering both good service and value to improve customer retention. Our ability to generate both growth and cash is a distinctive feature of Prudential. The closing value of free surplus in our life and asset management operations was £6.6 billion at 31 December 2016, after financing reinvestment in new business and funding cash remittances from the business units to Group.
In Asia, growth in the in-force life portfolio, combined with post-tax asset management profits from Eastspring Investments, contributed to free surplus generation of £1,335 million, up 14 per cent. In the US, in-force free surplus generation increased 15 per cent, reflecting higher expected returns and a benefit of £236 million from contingent financing of specific US statutory reserves, which strengthened Jackson's local statutory capital position. In the UK, free surplus generation1 was 3 per cent higher at £930 million, including a net contribution of £206 million (2015: £275 million) from management actions taken in the year to improve solvency, net of the provision for the cost of undertaking a review of past non-advised annuity sales practices and related potential redress.
We invested £903 million of the free surplus generated1 during the period in writing new business (2015: £792 million, including bulk annuities) equivalent to an increase of 14 per cent.
Asia remains the primary destination for reinvestment of capital given its higher margin organic growth opportunities. Investment of free surplus in new business was 12 per cent3 higher at £476 million, which is lower than the 19 per cent3 growth in APE sales, mainly due to positive mix effects. We continue to generate internal rates of return in excess of 20 per cent, with an average payback period of three years.
In the US, new business investment was broadly consistent with 2015 at £298 million, reflecting a greater proportion of variable annuity premiums being directed to the fixed account option and higher institutional volumes. At just 2 per cent of new business single premium sales, Jackson's overall strain remains low, supporting the generation of high returns on capital. New business economics on Jackson's sales remain extremely attractive, with business written at an overall internal rate of return in excess of 20 per cent and payback periods averaging two years.
The new business investment1 in the UK was £129 million (2015: £65 million), although comparisons are distorted by the application of different capital regimes in the two periods, with investment in 2016 including a significantly higher strain for new non-profit annuities under the new Solvency II regime, despite the much reduced sales. Following our decision in June 2016 to stop writing annuity business in the open market and our action in early February 2017 to direct internal vestings to a panel of providers, UK new business strain is expected to reduce significantly in 2017.
We continue to manage cashflows across the Group with a view to achieving a balance between ensuring sufficient remittances are made to service central requirements (including paying the external dividend) and maximising value to shareholders through retention and reinvestment of capital in business opportunities.

Business unit remittance[18]	Actual Exchange Rate
	2016 £m	2015 £m
Net cash remitted by business units:
Asia	516	467
US	420	470
UK	300	301
M&G	290	302
Prudential Capital	45	55
Other UK	147	30
Net cash remitted by business units	1,718	1,625
Holding company cash at 31 December	2,626	2,173

Cash remitted to the corporate centre in 2016 amounted to £1,718 million, driven by higher remittances from Asia (up 21 per cent, after adjusting for £42 million of proceeds in 2015 from the sale of our Japan life business). Jackson made sizeable remittances of £420 million, albeit lower than last year when more supportive markets enhanced capital formation. The remittance from UK Life of £300 million was in line with 2015, while the remittance from M&G of £290 million was lower than last year reflecting lower levels of post tax earnings in the year. Actions completed in the period, including internal restructuring that has enabled us to access central resources previously held at intermediary holding and other companies, contributed a further £147 million.
Cash remitted to the Group in 2016 was used to meet central costs of £416 million (2015: £354 million), pay the 2015 second interim ordinary, 2015 special and 2016 first interim dividends and finance the final up-front payment for the renewal of the distribution agreement with Standard Chartered Bank. These movements combined with the net proceeds of debt raised in the year and other corporate cash flows led to holding company cash increasing from £2,173 million to £2,626 million over 2016.
Post-tax profit - EEV[1]
	Actual exchange rate			Constant exchange rate
	2016 £m	2015 £m	Change %	2015 £m	Change %
Post-tax operating profit based on longer-term investment returns
Long-term business:
Asia[3]	3,074	2,280	35	2,555	20
US	1,971	1,808	9	2,040	(3)
UK	643	863	(25)	863	(25)
Long-term business post-tax operating profit[3]	5,688	4,951	15	5,458	4
UK general insurance commission	23	22	5	22	5
Asset management business:
M&G	341	358	(5)	358	(5)
Prudential Capital	22	18	22	18	22
Eastspring Investments	125	101	24	112	12
US	(3)	7	(143)	8	(138)
Other income and expenditure[19]	(699)	(617)	(13)	(617)	(13)
Post-tax operating profit based on longer-term investment returns[3]	5,497	4,840	14	5,359	3
Non-operating items:
(Loss)/Profit attaching to held for sale Korea business	(410)	39	n/a	42	n/a
Other non-operating items[19]	(571)	(928)	38	(1,057)	46
Post-tax profit for the year attributable to shareholders	4,516	3,951	14	4,344	4

Earnings per share[1]
	Actual exchange rate			Constant exchange rate
	2016 pence	2015 pence	Change %	2015 pence	Change %

Basic earnings per share based on post-tax operating profit[3]	214.7	189.6	13	209.9	2
Basic earnings per share based on post-tax total profit	176.4	154.8	14	170.2	4

EEV operating profit
On an EEV basis, Group post-tax operating profit based1 on longer-term investment return increased by 3 per cent3 (up 14 per cent on an actual exchange rate basis) to £5,497 million in 2016. Prudential adopts an active basis of setting the future return assumptions used to calculate the Group's EEV basis operating profit. These assumptions are therefore based on the 31 December 2016 long-term interest rates which were lower in our key markets of the UK, Indonesia and Singapore, and higher in other markets including US, Hong Kong and Malaysia. The impact of these movements in the full year results broadly offset.
The EEV operating profit includes new business profit1 from the Group's life business, which increased by 11 per cent3 (up 24 per cent on an actual exchange rate basis) to £3,088 million and in-force life business profit1 of £2,600 million, which was 1 per cent3 higher than prior year (up 11 per cent on an actual exchange rate basis). Experience and assumptions changes were positive at £706 million (2015: £741 million), reflecting our ongoing focus on managing the in-force book for value.
Capital position, financing and liquidity
Capital position
With effect from 1 January 2016, the Group is required to adopt Solvency II as its consolidated capital regime. This was developed by the EU in order to harmonise the various regimes previously applied across EU member states. As the regime was primarily designed with European life products in mind, it is a poor fit with Prudential's business given the predominantly non-EU footprint of the Group. The one year value at risk nature of the Solvency II test, which has its roots in banking regulation where risk positions can be priced and readily traded, runs counter to the multi-year nature of life insurance business, where the illiquid nature of liabilities renders such potential market solutions theoretical and not grounded in established sector practices. It also means that solvency capital will be highly volatile.
While Solvency II does not fully recognise the economic capital strength of the Group, we implemented it in 2016 having received internal model approval from the Prudential Regulation Authority in December 2015.

Analysis of movement in Group shareholder Solvency II surplus[20]
	2016 £bn	2015 £bn
Estimated solvency II surplus at 1 January/economic capital surplus at 1 January	9.7	9.7
Operating experience	2.7	2.4
Non-operating experience (including market movements)	(1.1)	(0.6)
Other capital movements
Subordinated debt issuance	1.2	0.6
Foreign currency translation impacts	1.6	0.2
Dividends paid	(1.3)	(1.0)
Methodology and calibration changes	(0.3)	(1.6)
Estimated Solvency II surplus at 31 December	12.5	9.7

The high quality and recurring nature of our operating capital generation and our disciplined approach to managing balance sheet risk enabled us to enter the new Solvency II regime on 1 January 2016 with a strong Group shareholders' capital surplus of £9.7 billion. These factors also provided meaningful protection against the significant adverse market-driven effects on this metric in the first half of 2016. Reflecting the improvement in long-term yields during the last three months of the year, combined with strong operating capital generation and the beneficial effects of debt issued, the Group shareholders' Solvency II capital surplus was estimated at £12.5 billion at 31 December 2016, equivalent to a cover ratio of 201 per cent6,7 (1 January 2016: 193 per cent).
In July 2013, Prudential plc was listed by the Financial Stability Board as one of nine companies to be designated as a Global Systemically Important Insurer, a classification that was reaffirmed in November 2016. Prudential is monitoring the development and potential impact of the related framework of policy measures and is engaging closely with the Prudential Regulation Authority on the implications of this designation.
Local statutory capital
All of our subsidiaries continue to hold appropriate capital levels on a local regulatory basis. In the UK, at 31 December 2016 the Prudential Assurance Company Limited and its subsidiaries had an estimated Solvency II shareholder surplus21 of £4.6 billion (equivalent to a cover ratio of 163 per cent) and a with-profits surplus22 of £3.7 billion (equivalent to a cover ratio of 179 per cent). In the US, the combination of a high start of year capital level coupled with strong operational capital formation in the year and specific actions taken to strengthen further Jackson's local statutory capital position led to an increase in its Risk Based Capital ratio to 485 per cent (2015: 481 per cent).
Debt portfolio
The Group continues to maintain a high-quality defensively positioned debt portfolio. Shareholders' exposure to credit is concentrated in the UK annuity portfolio and the US general account, mainly attributable to Jackson's fixed annuity portfolio. The credit exposure is well diversified, with investment grade securities representing 96 per cent of our UK portfolio and 98 per cent of our US portfolio at end-2016. During 2016, default losses were minimal and reported impairments of £35 million across these two portfolios were in line with those in 2015.
Financing and liquidity

Shareholders' net core structural borrowings	2016 £m			2015 £m
	IFRS basis	Mark to market value	EEV basis	IFRS basis	Mark to market value	EEV basis
Total borrowings of shareholder-financed operations	6,798	422	7,220	5,011	408	5,419
Less: Holding company cash and short-term investments	(2,626)	-	(2,626)	(2,173)	-	(2,173)
Net core structural borrowings of shareholder-financed operations	4,172	422	4,594	2,838	408	3,246
Gearing ratio*	22%			18%

*     Net core structural borrowings as proportion of IFRS shareholders' funds plus net debt.
Our financing and central liquidity position remained strong throughout the year. Our central cash resources amounted to £2.6 billion at 31 December 2016 (31 December 2015: £2.2 billion). Total core structural borrowings increased by £1.8 billion to £6.8 billion following the issue of US$1 billion (£800 million at 31 December 2016) 5.25 per cent tier 2 perpetual subordinated debt in June 2016, US$725 million (£580 million at 31 December 2016) 4.38 per cent tier 2 perpetual subordinated debt in September 2016 and the impact of currency movements.
In addition to its net core structural borrowings of shareholder-financed operations set out above, the Group also has access to funding via the money markets and has in place an unlimited global commercial paper programme. As at 31 December 2016, we had issued commercial paper under this programme totalling £70 million and US$1,213 million, to finance non-core borrowings.
Prudential's holding company currently has access to £2.6 billion of syndicated and bilateral committed revolving credit facilities provided by 19 major international banks, expiring in 2021 and 2022. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2016. The medium-term note programme, the SEC registered shelf programme, the commercial paper programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential's holding company and are intended to maintain a strong and flexible funding capacity.

Shareholders' funds
	IFRS		EEV
	2016 £m	2015 £m	2016 £m	2015 £m

Profit after tax for the year	1,921	2,579	4,516	3,951
Exchange movements, net of related tax	1,161	118	4,211	244
Unrealised gains and losses on Jackson fixed income securities classified as available for sale[23]	31	(629)	-	-
Dividends	(1,267)	(974)	(1,267)	(974)
Market to market value movements on Jackson assets backing surplus and required capital	-	-	(11)	(76)
Other	(135)	50	(367)	53
Net increase in shareholders' funds	1,711	1,144	7,082	3,198
Shareholders' funds at 1 January	12,956	11,812	31,886	29,161
Shareholders' funds at 31 December	14,667	12,956	38,968	32,359
Effect of implementation of Solvency II at 1 January 2016				(473)
Revised shareholders' funds at 1 January 2016				31,886
Shareholders' value per share	568p	504p	1,510p	1,240p
Return on shareholders' funds[24]	26%	27%	17%	17%

In 2016, UK sterling weakened relative to the US dollar and various Asian currencies. With approximately 49 per cent of the Group's IFRS net assets (71 per cent of the Group's EEV net assets) denominated in non-sterling currencies this generated a positive foreign exchange movement on net assets in the period.
This movement, together with profit after tax, movement in other comprehensive income and dividends paid, has led to the Group's IFRS shareholders' funds at 31 December 2016 increasing by 13 per cent to £14.7 billion (31 December 2015: £13.0 billion on an actual exchange rate basis).
The introduction of Solvency II at the start of 2016 changed the capital dynamics of our UK life operations which are directly impacted by this change. In overview, it permitted the inclusion of future profits in the available capital of the business but increased the statutory capital requirements. Factoring these and other consequential methodology changes in the EEV calculations of the UK life business produced a net charge of £473 million, equivalent to 5 per cent of the UK's embedded value (just over 1 per cent of the Group's embedded value at the start of the year). For our operations in Asia and the US, there is no impact on the EEV results since Solvency II does not act as the local constraint on the ability to distribute capital to the Group.
The Group's EEV basis shareholders' funds also increased by 22 per cent5 to £39.0 billion (31 December 2015: £31.9 billion on an actual exchange rate basis), equivalent of 1,510 pence per share, up from 1,240 pence per share5 at 31 December 2015.
Corporate transactions
Sale of Korea life insurance business
In November 2016 we announced the sale of our Korea life insurance business, PCA Life Insurance Co Ltd. to Mirae Asset Life Insurance Co. Ltd., for KRW170 billion (equivalent to £114 million at 31 December 2016 closing exchange rate) cash consideration. The completion of this sale is subject to regulatory approval. Consistent with the classification of the business as held for sale, the IFRS and EEV carrying values have been set to £105 million, representing the estimated proceeds, net of related expenses of £9 million. The IFRS loss of £227 million and EEV loss of £410 million comprises the 2016 reduction on writing down the carrying value of the business to the agreed sale proceeds (net of costs) together with its profits for the year. The comparative profits for the year have been similarly reclassified as non-operating for consistency of presentation.
Entrance into Zambia
In June 2016 we completed the acquisition of Professional Life Assurance of Zambia, increasing Prudential's insurance business footprint in Africa to four markets. Across Ghana, Kenya, Uganda and now Zambia we are gradually laying the foundations for what we hope will become a meaningful component of the Group in the years to come. Our current focus in these businesses is on growing our distribution; at 31 December we had 1,750 agents and were active in 181 branches of our four local bank partners (three exclusive) across these businesses.
Dividend
During 2016 the Group's dividend policy was updated. The board will maintain its focus on delivering a growing ordinary dividend. In line with this policy, Prudential aims to grow the ordinary dividend by 5 per cent per annum. The potential for additional distributions will continue to be determined after taking into account the Group's financial flexibility across a broad range of financial metrics and our assessment of opportunities to generate attractive returns by investing in specific areas of the business.
The board has decided to increase the full-year ordinary dividend by 12 per cent to 43.5 pence per share, reflecting our strong 2016 financial performance and our confidence in the future prospects of the Group. In line with this, the directors have approved a second interim ordinary dividend of 30.57 pence per share (2015: 26.47 pence per share). In 2015, a special dividend of 10 pence per share was also awarded.

Notes:
        1.      The 2016 EEV basis results for UK insurance operations have been prepared on a basis that reflect the Solvency II regime, effective from 1 January 2016. The 2015 comparative results for UK insurance operations reflect the Solvency I basis.
        2.      Excluding UK bulk annuities as Prudential has withdrawn from this market.
        3.      Following its reclassification to held for sale during 2016, operating results exclude the results of the Korea life business. The 2015 comparative results have been similarly adjusted.
        4.      Free surplus represents 'underlying free surplus' based on operating movements, including the general insurance commission earned during the year and excludes market movements, foreign exchange, capital movements, shareholders' other income and expenditure and centrally arising restructuring and Solvency II implementation costs.
        5.      Includes adjustment for opening EEV shareholders' funds of negative £0.5 billion for the impact of Solvency II as at 1 January 2016.
        6.      Before allowing for second interim ordinary dividend.
        7.      The Group Solvency II surplus represents the shareholder capital position excluding the contribution to Own Funds and the Solvency Capital Requirement from ring fenced with-profits funds and staff pension schemes in surplus. The estimated solvency position includes the impact of recalculated transitionals at the valuation date, which has reduced the Group shareholder surplus from £12.9 billion to £12.5 billion. The formal Quantitative Reporting Templates (Solvency II regulatory templates) will include transitional measures without this recalculation.
        8.      Refer to note B1.1 in IFRS financial statements for the breakdown of other income and expenditure and other non-operating items.
        9.      Includes Group's proportionate share of the liabilities and associated flows of the insurance joint ventures and associates in Asia.
      10.    Defined as movements in policyholder liabilities arising from premiums (net of charges), surrenders/withdrawals, maturities and deaths.
      11.    Following its reclassification to held for sale during 2016, the shareholder-backed policyholder liabilities for Asia exclude the value of policyholder liabilities held at 1 January 2016 and 2016 net liability flows for Korea life business.
      12.    For basis of preparation see note I (a) of Additional unaudited IFRS financial information.
      13.    Includes Group's proportionate share in PPM South Africa and the Asia asset management joint ventures.
      14.    For our asset management business the level of funds managed on behalf of third parties, which are not therefore recorded on the balance sheet, is a driver of profitability. We therefore analyse the movement in the funds under management each period, focusing between those which are external to the Group and those held by the insurance business and included on the Group balance sheet. This is analysed in note II(b) of the Additional IFRS financial information.
      15.    Net inflows exclude Asia Money Market Fund (MMF) inflows of £403 million (2015: net inflows £1,065 million). External funds under management exclude Asia MMF balances of £7,714 million (2015: £6,006 million).
      16.    LIMRA/Secure Retirement Institute, US Individual Annuity Participants Report 3Q YTD 2016
      17.    The 2015 comparative includes an adjustment to opening free surplus representing the impact of Solvency II at 1 January 2016, together with the effect of a reclassification between long-term business and other operations, as discussed in note 9(v) of the EEV basis results.
      18.    Net cash remitted by business units are included in the Holding company cash flow, which is disclosed in detail in note II(a) of Additional unaudited IFRS financial information.
      19.    Refer to the EEV basis supplementary information - Post-tax operating profit based on longer-term investment returns and Post-tax summarised consolidated income statement, for the breakdown of other income and expenditure, and other non-operating items.
      20.    The methodology and assumptions used in calculating the Solvency II capital results are set out in note II (c) of Additional unaudited financial information.
      21.    The UK Solvency II surplus represents the shareholder capital position excluding the contribution to Own Funds and the Solvency Capital Requirement from ring fenced with-profits funds and staff pension scheme in surplus. The estimated solvency position includes the impact of recalculated transitionals at the valuation date.
      22.    The with-profits Solvency II surplus represents the contribution to Own Funds and the Solvency Capital Requirement from ring fenced funds. The estimated solvency position includes the impact of recalculated transitionals at the valuation date.
      23.    Net of related charges to deferred acquisition costs and tax.
      24.    Operating profit after tax and non-controlling interests as percentage of opening shareholders' funds.
      25.    Includes Unallocated surplus of with-profits business.
Group Chief Risk Officer's Report of the risks facing our business and how these are managed
1.   Introduction
2016 has been a year of extraordinary global change, starting with market turbulence in China, followed by the UK's vote to leave the EU and ending with the election of a new president in the US.
Even in such a year, we have maintained a strong and sustained focus on planning for the possibility of, and ultimately managing, the market volatility and macroeconomic uncertainty arising from these events. Our Risk Management Framework and risk appetite have allowed us to control successfully our risk exposure throughout the year. Our strong governance, processes and controls enable us to deal with the uncertainty ahead in order to continue helping our customers achieve their long-term financial goals.
For our shareholders, we generate value by selectively taking exposure to risks that are adequately rewarded and that can be appropriately quantified and managed. We retain risks within a clearly defined risk appetite, where we believe doing so contributes to value creation and the Group is able to withstand the impact of an adverse outcome. For our retained risks, we ensure that we have the necessary capabilities, expertise, processes and controls to manage appropriately the exposure.
In my report, I seek to explain the main risks inherent in our business and how we manage these evolving risks, with the aim of ensuring we maintain an appropriate risk profile.
       2.     Risk governance, culture and our risk management cycle
Prudential defines 'risk' as the uncertainty that we face in successfully implementing our strategies and objectives. This includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of the Group. As such, material risks will be retained selectively where we think there is value to do so, and where it is consistent with the Group's risk appetite and philosophy towards risk-taking.
The following section provides more detail on our risk governance, culture and risk management process.
       a.     Risk governance
Our risk governance comprises the organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that the Group head office and the business units establish to make decisions and control their activities on risk-related matters. This encompasses individuals, Group-wide functions and committees involved in the management of risk.
              i.      Risk committees and governance structure
                 Our Risk governance structure is led by the Group's Risk Committee, supported by independent non-executives on risk committees of major subsidiaries. These committees monitor the development of the risk management framework, the Group's risk appetites, limits, and policies, as well as its risk culture. We have in place a comprehensive risk management cycle to identify, measure, manage and monitor our risk exposures.
                 In addition to the risk committees mentioned, there are various executive risk forums to ensure risk issues are shared and considered across the Group. These are led by the Group Executive Risk Committee which is supported by a number of specific committees including in relation to security and information security where specialist skills are required.
              ii.     Risk Management Framework
                 The Group's Risk Management Framework has been developed to monitor and manage the risk of the business at all levels and is owned by the Board. The aggregate Group exposure to the key risk drivers is monitored and managed by the Group Risk function whose responsibility it is to review, assess and report on the Group's risk exposure and solvency position from the Group economic, regulatory and ratings perspectives.
                 The Framework requires that all our businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group - the 'Risk Management Cycle' (see below) and is based on the concept of the 'three lines of defence', comprising risk taking and management, risk control and oversight, and independent assurance.
                 A major part of the Risk Management Cycle is the annual assessment of the Group's risks which are considered key. These key risks range from risks associated with the economic, market, political and regulatory environment; those that we assume when writing our insurance products and by virtue of the investments we hold; and those that are inherent in our business model and its operation. This is used to inform risk reporting to the risk committees and the Board for the year.
              iii.    Risk appetite, limits and triggers
                 The extent to which we are willing to take risk in the pursuit of our objective to create shareholder value is defined by a number of risk appetite statements, operationalised through measures such as limits, triggers and indicators. The Group risk appetite is approved by the Board and is set with reference to economic and regulatory capital, liquidity and earnings volatility. The Group risk appetite is aimed at ensuring that we take an appropriate level of aggregate risk and covers all risks to shareholders, including those from participating and third party business. We have no appetite for material losses (direct or indirect) suffered as a result of failing to develop, implement and monitor appropriate controls to manage operational risks. Group limits operate within the risk appetite to constrain the material risks, while triggers and indicators provide further constraint and ensure escalation. The Group Chief Risk Officer determines the action to be taken upon any breaches.
                 The Group Risk function is responsible for reviewing the scope and operation of these measures at least annually, to determine that they remain relevant. The Board approves all changes made to the Group's Risk Appetite Framework.
                 We define and monitor aggregate risk limits based on financial and non-financial stresses for our earnings volatility, liquidity and capital requirements.

Earnings volatility:
The objectives of the aggregate risk limits seek to ensure that:
        ● The volatility of earnings is consistent with the expectations of stakeholders;
        ● The Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks; and
        ● Earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies.
The two measures used to monitor the volatility of earnings are IFRS operating profit and EEV operating profit, although IFRS and EEV total profits are also considered.
Liquidity:
The objective is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios. Risk appetite with respect to liquidity risk is measured using a Liquidity Coverage Ratio which considers the sources of liquidity versus liquidity requirements under stress scenarios.
Capital requirements:
The limits aim to ensure that:
        ● The Group meets its internal economic capital requirements;
        ● The Group achieves its desired target rating to meet its business objectives; and
        ● Supervisory intervention is avoided.
The two measures used at the Group level are Solvency II capital requirements and internal economic capital requirements. In addition, capital requirements are monitored on local statutory bases.
The Group Risk Committee is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the Group Risk function, which uses submissions from our local business units to calculate the Group's aggregated position (allowing for diversification effects between local business units) relative to the aggregate risk limits.
       iv.    Risk policies
These set out the specific requirements which cover the fundamental principles for risk management within the Group Risk Framework. Policies are designed to give some flexibility so that business users can determine how best to comply with policies based on their local expertise.
There are core risk policies for credit, market, insurance, liquidity and operational risks and a number of internal control policies covering internal model risk, underwriting, dealing controls and tax risk management. They form part of the Group Governance Manual, which was developed to make a key contribution to the sound system of internal control that we maintain in line with the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices. Group Head Office and business units must confirm that they have implemented the necessary controls to evidence compliance with the Group Governance Manual on an annual basis.
        v.     Risk standards
The Group-wide Operating Standards provide supporting detail to the higher level risk policies. In many cases they define the minimum requirements for compliance with Solvency II regulations which in some areas are highly prescriptive. The standards are more detailed than policies.
        b.     Our risk culture
Culture is a strategic priority of the Board who recognise the importance of good culture in the way that we do business. Risk culture is a subset of broader organisational culture, which shapes the organisation-wide values that we use to prioritise risk management behaviours and practices.
An evaluation of risk culture is part of the Risk Management Framework and in particular seeks to identify evidence that:
               ● Senior management in business units articulate the need for good risk management as a way to realise long-term value and continuously support this through their actions.
               ● Employees understand and care about their role in managing risk - they are aware of and openly discuss risk as part of the way they perform their role; and
               ● Employees invite open discussion on the approach to the management of risk.
Key aspects of risk culture are also communicated through the Code of Conduct and the policies in the Group Governance Manual, including the commitments to the fair treatment of our customers and staff. The approach to the management of risk is also a key part of the evaluation of the remuneration of executives. Risk culture is an evolving topic across the financial services industry and we will be continuing work to evaluate and embed a strong risk culture through 2017.
        c.     The risk management cycle
The risk management cycle comprises processes to identify, measure and assess, manage and control, and monitor and report on our risks.
            i.       Risk identification
            Group-wide risk identification takes place throughout the year, and includes processes such as our Own Risk and Solvency Assessment (ORSA) and the horizon-scanning performed as part of our emerging risk management process.
            On an annual basis, a top-down identification of the Group's key risks is performed which considers those risks that have the greatest potential to impact the Group's operating results and financial condition. A bottom-up process of risk identification is performed by the business units who identify, assess and document risks, with appropriate coordination and challenge from the risk functions.
            The Group ORSA report pulls together the analysis performed by a number of risk and capital management processes, which are embedded across the Group, and provides quantitative and qualitative assessments of the Group's risk profile, risk management and solvency needs on a forward-looking basis. The scope of the report covers the full known risk universe of the Group.
             In accordance with provision C.2.1 of the UK Code, the Directors have performed a robust assessment of the principal risks facing the Company, through the Group ORSA report and the risk assessments done as part of the business planning review, including how they are managed and mitigated.
             Reverse stress testing, which requires us to work backwards from an assumed point of business model failure, is another tool that helps us to identify the key risks and scenarios that may materially impact the Group.
             Our emerging risk management process identifies potentially material risks which have a high degree of uncertainty around timing, magnitude and propensity to evolve. The Group holds emerging risk sessions over the year to identify emerging risks which includes input from local subject matter and industry experts. We maintain contacts with thought leaders and peers to benchmark and refine our process.
             The risk profile is a key output from the risk identification and risk measurement processes, and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. The risk identification processes support the creation of our annual set of key risks, which are then given enhanced management and reporting focus.
             ii.      Risk measurement and assessment
All identified risks are assessed based on an appropriate methodology for that risk. All quantifiable risks which are material and mitigated by holding capital are modelled in the Group's internal model, which is used to determine capital requirements under Solvency II and our own economic capital basis. Governance arrangements are in place to support the internal model, including independent validation and process and controls around model changes and limitations.
             iii.     Risk management and control
The control procedures and systems established within the Group are designed to manage reasonably the risk of failing to meet business objectives and are detailed in the Group risk policies. This can of course only provide reasonable and not absolute assurance against material misstatement or loss. They focus on aligning the levels of risk-taking with the achievement of business objectives.
The management and control of risks are set out in the Group risk policies, and form part of the holistic risk management approach under the Group's ORSA. These risk policies define:
               ● The Group's risk appetite in respect of material risks, and the framework under which the Group's exposure to those risks is limited;
               ● The processes to enable Group senior management to effect the measurement and management of the Group material risk profile in a consistent and coherent way; and
               ● The flows of management information required to support the measurement and management of the Group material risk profile and to meet the needs of external stakeholders.
The methods and risk management tools we employ to mitigate each of our major categories of risks are detailed in section 4 below.
              iv.     Risk monitoring and reporting
The identification of the Group's key risks informs the management information received by the Group risk committees and the Board. Risk reporting of key exposures against appetite is also included, as well as ongoing developments in other key and emerging risks.

3.     Summary risks
The table below is a summary of the key risks facing the Group, which can be grouped into those which apply to us because of the global environment in which we operate, and those which arise as a result of the business that we operate - including risks arising from our investments, the nature of our products and from our business operations.

'Macro'- risks
Some of the risks that we are exposed to are necessarily broad given the external influences which may impact on the Group. These risks include:
        ● Global economic conditions. Changes in global economic conditions can impact us directly; for example by leading to poor returns on our investments and increasing the cost of promises we have made to our customers. They can also have an indirect impact; for example economic pressures could lead to decreased savings, reducing the propensity for people to buy our products. Global economic conditions may also impact on regulatory risk for the Group by changing prevailing political attitudes towards regulation.
        ● Geopolitical risk. The geopolitical environment is increasingly uncertain with political upheaval in the UK, the US and the Eurozone. Uncertainty in these regions, combined with conflict in the Middle East and increasing tensions in east Asia underline that geopolitical risks are truly global and their potential impacts are wide-ranging; for example through increased regulatory risk. The geopolitical and economic environments are increasingly closely linked, and changes in the political arena may have direct or indirect impacts on our Group.
        ● Digital disruption. The emergence of advance technologies such as artificial intelligence and block chain is providing an impetus for companies to rethink their existing operating models and how they interact with their customers. Prudential is embracing the opportunities presented by digitalisation and is closely monitoring any risks which arise.

Risks from our investments	Risks from our products	Risks from our business operations

Global economic conditions - see above - have a large impact on those risks from our investments.

Our fund investment performance is a fundamental part of our business in providing appropriate returns for our customers and shareholders, and so is an important area of focus.

Credit risk
Is the potential for reduced value of our investments due to the uncertainty around investment returns arising from the potential for defaults of our investment counterparties.

Invested credit risk arises from our asset portfolio. We increase sector focus where necessary.

The assets backing the UK and Jackson's annuity business mean credit risk is a significant focus for the Group.

Market risk
Is the potential for reduced value of our investments resulting from the volatility of asset prices as driven by fluctuations in equity prices, interest rates, foreign exchange rates and property prices.
In our Asia business, our main market risks arise from the value of fees from our fee-earning products.

In the US, Jackson's fixed and variable annuity books are exposed to a variety of market risks due to the assets backing these policies.

In the UK, exposure relates to the valuation of the proportion of the with-profits fund's future profits which is transferred to the shareholders (future transfers), which is dependent on equity, property and bond values.

M&G invests in a broad range of asset classes and its income is subject to the price volatility of global financial and currency markets.

Liquidity risk
Is the risk of not having sufficient liquid assets to meet our obligations as they fall due , and incorporates the risk arising from funds composed of illiquid assets. It results from a mismatch between the liquidity profile of assets and liabilities.

Insurance risks
The nature of the products offered by the Group exposes it to insurance risks, which are a significant part of our overall risk profile.

The insurance risks that we are exposed to by virtue of our products include longevity risk (policyholders living longer than expected); mortality risk (policyholders with life protection dying); morbidity risk (policyholders with health protection becoming ill) and persistency risk (customers lapsing their policies).

From our health protection products, increases in the costs of claims (including the level of medical expenses) increasing over and above price inflation (claim inflation) is another risk.

The processes that determine the price of our products and reporting the results of our long-term business operations require us to make a number of assumptions. Where experience deviates from these assumptions our profitability may be impacted.

Across our business units, persistency and morbidity risks are among the largest insurance risks for our Asia business given our strong focus on health protection products in the region.

For the UK and Jackson, the most significant insurance risk is longevity risk driven by their annuity businesses.

Operational risks
As a Group, we are dependent on the appropriate and secure processing of a large number of transactions by our people, IT infrastructure and outsourcing partners, which exposes us to operational risks and reputational risks.

Information security risk is a significant consideration within operational risk, including both the risk of malicious attack on our systems as well as risks relating to data security and integrity and network disruption. The size of Prudential's IT infrastructure and network, our move toward digitisation and the increasing number of high profile cyber security incidents across industries means that this will continue to be an area of high focus.

Regulatory risk
We also operate under the ever-evolving requirements set out by diverse regulatory and legal regimes (including tax), as well as utilising a significant number of third parties to distribute products and to support business operations; all of which add to the complexity of the operating model if not properly managed.

The number of regulatory changes under way across Asia, in particular those focusing on consumer protection means that regulatory change in the region is also considered a key risk.

Both Jackson and the UK operate in highly regulated markets. Regulatory reforms could materially impact our businesses, and regulatory focus continues to be high.

         4.     Further risk information
  In reading the sections below, it is useful to understand that there are some risks that our policyholders assume by virtue of the nature of their products, and some risks that the Company and its shareholders assume. Examples of the latter include those risks arising from assets held directly by and for the Company or the risk that policyholder funds are exhausted. This report is focused mainly on risks to the shareholder, but will include those which arise indirectly through our policyholder exposures.
         4.1  Risks from our investments
         a.     Market risk
  The main drivers of market risk in the Group are:
          ● Investment risk (including equity and property risk);
          ● Interest rate risk; and
          ● Given the geographical diversity of our business, foreign exchange risk.
With respect to investment risk, equity and property risk arises from our holdings of equity and property investments, the prices of which can change depending on market conditions.
The valuation of our assets (particularly the bonds that we invest in) and liabilities are also dependent on market interest rates and exposes us to the risk of those moving in a way that is detrimental for us.
Given our global business, we earn our profits and hold assets in various currencies. The translation of those into our reporting currency exposes us to movements in foreign exchange rates.
Our main investment risk exposure arises from the portion of the profits from the UK with-profits fund to which we are entitled to receive; the value of the future fees from our fee-earning products in our Asia business; and from the asset returns backing Jackson's variable annuities business.
Our interest rate risk is driven in the UK by our need to match our assets and liabilities; from the guarantees of some non unit-linked investment products in Asia; and the cost of guarantees in Jackson's fixed, fixed index and variable annuity business.
The methods that we use to manage and mitigate our market risks include the following:
        ● Our market risk policy;
        ● Risk appetite statements, limits and triggers that we have in place;
        ● The monitoring and oversight of market risks through the regular reporting of management information;
        ● Our asset and liability management programmes;
        ● Use of derivative programmes, including, for example, interest rate swaps, options and hybrid options for interest rate risk;
        ● Regular deep dive assessments; and
        ● Use of currency hedging.
Investment risk
In the UK business, our main investment risk arises from the assets held in the with-profits funds. Although this is mainly held by our policyholders, a proportion of the fund's profit (one tenth) is transferred to us and so our investment exposure relates to the future valuation of that proportion (future transfers). This investment risk is driven mainly by equities in the fund, although there is some risk associated with other investments such as property and bonds. Some hedging to protect from a reduction in the value of these future transfers against falls in equity prices is performed outside the fund using derivatives. The with-profits funds large Solvency II own funds - estimated at £8.4 billion as at 31 December 2016 (31 December 2015: £7.6 billion) - helps to protect against market fluctuations and helps the fund to maintain appropriate solvency levels. The with-profits funds Solvency II own funds are partially protected against falls in equity markets through an active hedging programme within the fund.
In Asia, our shareholder exposure to equity price movements results from unit-linked products, where our fee income is linked to the market value of the funds under management. Further exposure arises from with-profits businesses where bonuses declared are broadly based on historical and current rates of return on equity.
In Jackson, investment risk arises from the assets backing customer policies. In the case of spread-based business, including fixed annuities, these assets are generally bonds, and shareholder exposure comes from the minimum returns needed to meet the guaranteed rates that we offer to policyholders. For our variable annuity business, these assets include both equities and bonds. In this case, the main risk to the shareholder comes from the guaranteed benefits that can be included as part of these products. Our exposure to this kind of situation is reduced by using a derivative hedging programme, as well as through the use of reinsurance to pass on the risk to third party reinsurers.
Interest rate risk
While long-term interest rates in advanced economies have broadly increased since mid-2016, they remain close to historical lows. Some products that we offer are sensitive to movements in interest rates. We have already taken a number of actions to reduce the risk to the in-force business, as well as re-pricing and restructuring new business offerings in response to these historically low interest rates. Nevertheless, we still retain some sensitivity to interest rate movements.
Interest rate risk arises in our UK business from the need to match cash payments to meet annuity obligations with the cash we receive from our investments. To minimise the impact on our profit, we aim to match the duration (a measure of interest rate sensitivity) of assets and liabilities as closely as possible and the position is monitored regularly. Under the Solvency II regulatory regime, additional interest rate risk results from the way the balance sheet is constructed, such as the requirement for us to include a risk margin. The UK business continually assesses the need for any derivatives in managing its interest rate sensitivity. The with-profits business is exposed to interest rate risk because of underlying guarantees in some of its products. Such risk is largely borne by the with-profits fund itself but shareholder support may be required in extreme circumstances where the fund has insufficient resources to support the risk.
In Asia, our exposure to interest rate risk arises from the guarantees of some non unit-linked investment products. This exposure exists because it may not be possible to hold assets which will provide cash payments to us which match exactly those payments we in turn need to make to policyholders - this is known as an asset and liability mismatch and although it is small and appropriately managed, it cannot be eliminated.
Jackson is exposed to interest rate risk in its fixed, fixed index and variable annuity books. Movements in interest rates can impact on the cost of guarantees in these products, in particular the cost of guarantees may increase when interest rates fall. We actively monitor the level of sales of variable annuity products with guaranteed living benefits, and together with the risk limits we have in place this helps us to ensure that we are comfortable with the interest rate and market risks we incur as a result. The Jackson hedging programme in place includes hybrid derivatives to protect us from a combined fall in interest rates and equity markets since Jackson is exposed to the combination of these market movements.
Foreign exchange risk
The geographical diversity of our businesses means that we have some exposure to the risk of exchange rate fluctuations. Our operations in the US and Asia, which represent a large proportion of our operating profit and shareholders' funds, generally write policies and invest in assets in local currencies. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in our Group financial statements when results are reported in UK sterling.
We retain revenues locally to support the growth of our business and capital is held in the local currency of the business to meet local regulatory and market requirements. We accept the foreign exchange risk this can produce when reporting our Group balance sheet and income statement. In cases where a surplus arises in an overseas operation which is to be used to support Group capital, or where a significant cash payment is due from an overseas subsidiary to the Group, this foreign exchange exposure is hedged where we believe it is economically favourable to do so. Generally, we do not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside local territories, but we do have some controlled appetite for this on fee income and on non-sterling investments within the with-profits fund. Where foreign exchange risk arises outside our appetite, currency borrowings, swaps and other derivatives are used to manage our exposure.
       b.     Credit risk
We invest in bonds that provide a regular, fixed amount of interest income (fixed income assets) in order to match the payments we need to make to policyholders. We also enter into reinsurance and derivative contracts with third parties to mitigate various types of risk, as well as holding cash deposits at certain banks. As a result, we are exposed to credit risk and counterparty risk across our business.
Credit risk is the potential for reduction in the value of our investments which results from the perceived level of risk of an investment issuer being unable to meet its obligations (defaulting). Counterparty risk is a type of credit risk and relates to the risk that the counterparty to any contract we enter into being unable to meet their obligations causing us to suffer loss.
We use a number of risk management tools to manage and mitigate this credit risk, including the following:
        ● Our credit risk policy;
         ● Risk appetite statements and limits that we have defined on issuers, counterparties and the average credit quality of the portfolio;
         ● Collateral arrangements we have in place for derivative transactions;
         ● The Group Credit Risk Committee's oversight of credit and counterparty credit risk and sector and/or name-specific reviews. During 2016, it has conducted sector reviews in the banking (UK and Asia) and energy sectors;
         ● Regular deep dive assessments; and
         ● Close monitoring or restrictions on investments that may be of concern.
Debt and loan portfolio
Our UK business is mainly exposed to credit risk on fixed income assets in the shareholder-backed portfolio. At 31 December 2016, this portfolio contained fixed income assets worth £35.6 billion. Credit risk arising from a further £55.2 billion of fixed income assets is largely borne by the with-profits fund, to which the shareholder is not directly exposed although under extreme circumstances shareholder support may be required if the fund is unable to meet payments as they fall due.
The value of our debt portfolio in our Asia business was £36.5 billion at 31 December 2016. The majority (69 per cent) of the portfolio is in unit-linked and with-profits funds and so exposure of the shareholder to this component is minimal. The remaining 31 per cent of the debt portfolio is held to back the shareholder business.
Credit risk also arises in the general account of the Jackson business, where £40.7 billion of fixed income assets are held to support shareholder liabilities including those from our fixed annuities, fixed index annuities and life insurance products.
The shareholder-owned debt and loan portfolio of the Group's asset management business of £2.4 billion as at 31 December 2016 mostly belongs to our Prudential Capital (PruCap) operations.
Certain sectors have been under pressure during 2016, including the European banking sector. Most of the focus on the latter was around UK banks due to Brexit concerns, Italian banks and certain banks at risk of fines for the mis-selling of mortgage securities leading up to the 2008 financial crisis. We subject these sectors to ongoing monitoring and regular management information reporting to the Group's risk committees. Certain sectors are also subject to our watch list and early warning indicator monitoring processes.
Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.
Group sovereign debt
We also invest in bonds issued by national governments, that are traditionally seen as safer investments. This sovereign debt represented 19 per cent or £17.1 billion of the shareholder debt portfolio as at 31 December 2016 (31 December 2015: 17 per cent or £12.8 billion). 4 per cent of this was rated AAA and 92 per cent was considered investment grade (31 December 2015: 94 per cent investment grade). At 31 December 2016, the Group's shareholder holding in Eurozone sovereign debt1 was £767 million. 75 per cent of this was rated AAA (31 December 2015: 75 per cent rated AAA). We do not have any sovereign debt investments in Greece.
The particular risks associated with holding sovereign debt are detailed further in our disclosures on risk factors.
The exposures held by the shareholder-backed business and with-profits funds in sovereign debt securities at 31 December 2016 are given in Note C3.2(f) of the Group's IFRS financial statements.
Bank debt exposure and counterparty credit risk
Our exposure to banks is a key part of our core investment business, as well as being important for the hedging and other activities we undertake to manage our various financial risks. Given the importance of our relationship with our banks, exposure to the sector is a considered a key risk for the Group with an appropriate level of management information provided to the Group's risk committees and the Board.
The exposures held by the shareholder-backed business and with-profits funds in bank debt securities at 31 December 2016 are given in Note C3.2(f) of the Group's IFRS financial statements.
Our exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits.
Where appropriate, we reduce our exposure, buy credit protection or use additional collateral arrangements to manage our levels of counterparty credit risk.
At December 2016, shareholder exposures by rating and sector are shown below:
            ● 96 per cent of the shareholder portfolio is investment grade rated. In particular, 68 per cent of the portfolio is rated A- and above; and
            ● The Group's shareholder portfolio is well diversified: no individual sector makes up more than 10 per cent of the total portfolio (excluding the financial and sovereign sectors).
       c.     Liquidity risk
Our liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due. This incorporates the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may arise, for example, where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or redemption requests are made against Prudential issued illiquid funds.
We have significant internal sources of liquidity, which are sufficient to meet all of our expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. In total, the Group has £2.6 billion of undrawn committed facilities that we can make use of, expiring in 2020. We have access to further liquidity by way of the debt capital markets, and also have in place an unlimited commercial paper programme and have maintained a consistent presence as an issuer in this market for the last decade.
Liquidity uses and sources are assessed at a Group and business unit level under both base case and stressed assumptions. We calculate a Liquidity Coverage Ratio (LCR) under stress scenarios as one measure of our liquidity risk, and this ratio and the liquidity resources available to us are regularly monitored and are assessed to be sufficient.
Our risk management and mitigation of liquidity risk include:
        ● Our liquidity risk policy;
        ● The risk appetite statements, limits and triggers that we have in place;
        ● The monitoring of liquidity risk we perform through regular management information to committees and the Board;
        ● Our Liquidity Risk Management Plan, which includes details of the Group Liquidity Risk Framework as well as gap analysis of our liquidity risks and the adequacy of our available liquidity resources under normal and stressed conditions;
        ● Regular stress testing;
        ● Our established contingency plans and identified sources of liquidity;
        ● Our ability to access the money and debt capital markets;
        ● Regular deep dive assessments; and
        ● The access we enjoy to external sources of finance through committed credit facilities.
       4.2   Risks from our products
       a.     Insurance risk
Insurance risk makes up a significant proportion of our overall risk exposure. The profitability of our businesses depends on a mix of factors including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill) and persistency (customers lapsing their policies), and increases in the costs of claims, including the level of medical expenses increases over and above price inflation (claim inflation).
The key drivers of the Group's insurance risks are persistency and morbidity risk in the Asia business; and longevity risk in the Jackson and Prudential UK & Europe businesses.
We manage and mitigate our insurance risk using the following:
        ● Our insurance and underwriting risk policies;
         ● The risk appetite statements, limits and triggers we have in place;
         ● Using longevity, morbidity and persistency assumptions that reflect recent experience and expectation of future trends, and industry data and expert judgement where appropriate;
         ● We use reinsurance to mitigate longevity and morbidity risks;
         ● Morbidity risk is also mitigated by appropriate underwriting when policies are issued and claims are received;
         ● Persistency risk is mitigated through the quality of sales processes and with initiatives to increase customer retention;
         ● Medical expense inflation risk mitigated through product re-pricing; and
         ● Regular deep dive assessments.
Longevity risk is an important element of our insurance risks for which we need to hold a large amount of capital under Solvency II regulations. Longevity reinsurance is a key tool for us in managing our risk. The enhanced pensions freedoms introduced in the UK during 2015 greatly reduced the demand for retail annuities and further liberalisation is anticipated. Although we have scaled down our participation in the annuity market by reducing new business acquisition, given our significant annuity portfolio the assumptions we make about future rates of improvement in mortality rates remain key to the measurement of our insurance liabilities and to our assessment of any reinsurance transactions.
We continue to conduct research into longevity risk using both experience from our annuity portfolio and industry data. Although the general consensus in recent years is that people are living longer, there is considerable volatility in year-on-year longevity experience, which is why we need expert judgement in setting our longevity basis.
Our morbidity risk is mitigated by appropriate underwriting when policies are issued and claims are received. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.
In Asia, we write significant volumes of health protection business, and so a key assumption for us is the rate of medical inflation, which is often in excess of general price inflation. There is a risk that the expenses of medical treatment increase more than we expect, so the medical claim cost passed on to us is higher than anticipated. Medical expense inflation risk is best mitigated by retaining the right to re-price our products each year and by having suitable overall claim limits within our policies, either limits per type of claim or in total across a policy.
Our persistency assumptions similarly reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. Persistency risk is mitigated by appropriate training and sales processes and managed locally post-sale through regular experience monitoring and the identification of common characteristics of business with high lapse rates. Where appropriate, we make allowance for the relationship (either assumed or historically observed) between persistency and investment returns and account for the resulting additional risk. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. The effect of persistency on our financial results can vary but mostly depends on the value of the product features and market conditions.
       4.3   Risks from our business operations
       a.     Operational risk
Operational risk is the risk of loss (or unintended gain or profit) arising from inadequate or failed internal processes, personnel and systems, or from external events. This includes employee error, model error, system failures, fraud or some other event which disrupts business processes.
We manage and mitigate our operational risk using the following:
        ● Operational risk and outsourcing and third-party supply policies;
         ● Corporate insurance programmes to limit the impact of operational risks;
         ● Scenario analysis for operational risk capital requirements, which focus on extreme, yet plausible, events;
         ● Internal and external review of cyber security capability; and
         ● Regular testing of elements of the disaster-recovery plan.
An important element of operational risk relates to compliance with changing regulatory requirements. The high rate of global regulatory change, in an already complex regulatory landscape, increases the risk of non-compliance due to a failure to identify, correctly interpret, implement and/or monitor regulations. Legislative developments over recent years, together with enhanced regulatory oversight and increased capability to issue sanctions, have resulted in a complex regulatory environment that may lead to breaches of varying magnitude if the Group's business-as-usual operations are not compliant. As well as prudential regulation, we focus on conduct regulation, including regulations related to anti-money laundering, bribery and corruption, and sales practices. We have a particular focus on these regulations in newer/emerging markets.
The performance of core activities places reliance on the IT infrastructure that supports day-to-day transaction processing. Our IT environment must also be secure and we must address an increasing cyber risk threat as our digital footprint increases - see separate Cyber risk section below. The risk that our IT infrastructure does not meet these requirements is a key area of focus, particularly the risk that legacy IT infrastructure supporting core activities/processes affects business continuity or impacts on business growth.
As well as the above, other key areas of focus within operational risk include:
        ● The risk of a significant failure of a third-party outsourcing partner impacting critical services;
        ● The risk of trading or transaction errors having a material cost across Group;
        ● The risk that errors within models and user-developed applications used by the Group result in incorrect or inappropriate transactions being instructed;
        ● Departure of key persons or teams resulting in disruption to current and planned business activities;
        ● The risk that key people, processes and systems are unable to operate (thus impacting on the on-going operation of the business) due to a significant unexpected external event; for example pandemic, terrorist attack, natural disaster or political unrest;
        ● The risk that a significant project fails or partially fails to meet its objectives, leading to financial loss; and
        ● The risk of inadequate or inappropriate controls, governance structures or communication channels in place to support the desired culture and ensure that the business is managed in line with the core business values, within the established risk appetite and in alignment with external stakeholder expectations.
       b.     Global regulatory and political risk
Our risk management and mitigation of regulatory and political risk includes the following:
        ● A Risk and Capital Plan that includes considerations of current strategies;
        ● Close monitoring and assessment of our business environment and strategic risks;
        ● Board strategy sessions that consider risk themes;
        ● A Systemic Risk Management Plan that details the Group's strategy and Risk Management Framework; and
        ● A Recovery Plan covering corporate and risk governance for managing risks in a distressed environment, a range of recovery options, and scenarios to assess the effectiveness of these recovery options
In June 2016, the UK voted to leave the EU. The potential outcome of the negotiations on UK withdrawal and any subsequent negotiations on trade and access to major trading markets, including the single EU market, is currently highly uncertain.
The ongoing uncertainty and likelihood of a lengthy negotiation period may increase volatility in the markets where we operate, creating the potential for a general downturn in economic activity and for further or prolonged falls in interest rates in some jurisdictions due to easing of monetary policy and investor sentiment. We have several UK-domiciled operations, including Prudential UK and M&G, and these may be impacted by a UK withdrawal from the EU. However, our diversification by geography, currency, product and distribution should reduce some of the potential impact. Contingency plans were developed ahead of the referendum by business units and operations that may be immediately impacted by a vote to withdraw the UK from the EU, and these plans have been enacted since the referendum result.
The EU's Solvency II Directive came into effect on 1 January 2016; however, the UK's vote to leave the EU has the potential to result in changes to future applicability of the regime in the UK. In September 2016, following the Brexit vote, the UK Treasury published terms of reference of its consultation into Solvency II to consider the options for British insurers and to assess the impact of the regime on the competitiveness of the UK insurance industry, the needs of UK consumers and the wider UK business economy. The outcome is likely to be dependent on the overall Brexit agreement reached between the UK and EU. Separately, the European Commission has commenced a review of some elements of the application of the Solvency II legislation with a particular focus on the Solvency Capital Requirement calculated using the standard formula.
National and regional efforts to curb systemic risk and promote financial stability are also underway in certain jurisdictions in which Prudential operates, including the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US, and other European Union legislation related to the financial services industry.
There are a number of ongoing policy initiatives and regulatory developments that are having, and will continue to have, an impact on the way Prudential is supervised. These include addressing Financial Conduct Authority (FCA) reviews, ongoing engagement with the Prudential Regulation Authority (PRA), and the work of the Financial Stability Board (FSB) and standard-setting institutions such as the International Association of Insurance Supervisors (IAIS). Decisions taken by regulators, including those related to solvency requirements and capital allocation may have an impact on our business.
The IAIS's Global Systematically Important Insurers (G-SII) regime form additional compliance considerations for us. Groups designated as G-SIIs are subject to additional regulatory requirements, including enhanced group-wide supervision, effective resolution planning, development of a Systemic Risk Management Plan, a Recovery Plan and a Liquidity Risk Management Plan. Prudential's designation as a G-SII was reaffirmed by the IAIS in November 2016, based on the updated methodology published in June 2016. Prudential is monitoring the development and potential impact of the policy measures and is continuing to engage with the PRA on the implications of the policy measures and Prudential's designation as a G-SII. We continue to engage with the IAIS on developments in capital requirements for groups with G-SII designation.
The IAIS is also developing a Common Framework (ComFrame) which is focused on the supervision of Internationally Active Insurance Groups. ComFrame will establish a set of common principles and standards designed to assist regulators in addressing risks that arise from insurance groups with operations in multiple jurisdictions. As part of this, work is underway to develop a global Insurance Capital Standard that is intended to apply to Internationally Active Insurance Groups. Once the development of the Insurance Capital Standard (ICS) has been concluded, it is intended to replace the Basic Capital Requirement as the minimum group capital requirement for G-SIIs.
A consultation on the ICS was concluded in 2016 and the IAIS intends to publish an interim version of ICS in 2017. Further field testing, consultations and private reporting to group-wide supervisors on the interim version of the ICS are expected over the coming years. It is currently planned to be adopted as part of ComFrame by the IAIS in late 2019.
The IAIS's Insurance Core Principles, which provide a globally-accepted framework for the supervision of the insurance sector and ComFrame evolution, are expected to create continued development in both prudential and conduct regulations over the next two to three years.
In the US, the Department of Labor proposal in April 2016 to introduce new fiduciary obligations for distributors of investment products to holders of regulated accounts, which could dramatically reshape the distribution of retirement products. Jackson's strong relationships with distributors, history of product innovation and efficient operations should help mitigate any impacts.
The US National Association of Insurance Commissioners (NAIC) is currently conducting an industry consultation with the aim of reducing the complexity in the variable annuity statutory balance sheet and risk management. Following an industry quantitative impact study, changes have been proposed to the current framework; however, these are considered to be at an early stage of development. Jackson continues to be engaged in the consultation and testing process. The proposal is currently planned to be effective from 2018.
With the new US administration having taken office in January 2017, the potential uncertainty as to the timetable and status of these key US reforms has increased given preliminary indications from Washington. Our preparations to manage the impact of these reforms will continue until further clarification is provided.
In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. New requirements could be introduced in these and other regulatory regimes that challenge legal structures, current sales practices.
       c.     Cyber risk
Cyber risk is an area of increased scrutiny for global regulators after a number of recent high profile attacks and data losses. The growing maturity and industrialisation of cyber-criminal capability, together with an increasing level of understanding of complex financial transactions by criminal groups, are two reasons why risks to the financial services industry are increasing.
Given this, cyber security is seen as a key risk for the Group. Our current threat assessment is that, while we are not individually viewed as a compelling target for a direct cyber-attack, we are at risk of suffering attacks as a member of the global financial services industry, with potentially significant impact on business continuity, our customer relationship and our brand reputation.
The Board receives periodic updates on cyber risk management throughout the year. The current Group-wide Cyber Risk Management Strategy and the associated Group-wide Coordinated Cyber Defence Plan were approved by the Board in 2016.
The Cyber Risk Management Strategy includes three core objectives: to develop a comprehensive situational awareness of our business in cyberspace, to pro-actively engage cyber attackers to minimise harm to our business and to enable the business to grow confidently and safely in cyberspace.
The Cyber Defence Plan consists of a number of work-streams, including developing our ability to deal with incidents; alignment with our digital transformation strategy; and increasing cyber oversight and assurance to the Board.
Protecting our customers remains core to our business, and the successful delivery of the Cyber Defence Plan will reinforce our capabilities to continue doing so in cyberspace as we transition to a digital business.
Group functions work with each of the business units to address cyber risks locally within the national and regional context of each business, following the strategic direction laid out in the Cyber Risk Management Strategy and managed through the execution of the Cyber Defence Plan.
The Group Information Security Committee, which consists of senior executives from each of the businesses and meets on a regular basis, governs the execution of the Cyber Defence Plan and reports on delivery and cyber risks to the Group Executive Risk Committee. Both committees also receive regular operational management information on the performance of controls.
1 Excludes Group's proportionate share in joint ventures and unit-linked assets and holdings of consolidated unit trust and similar funds.
Corporate governance
The Board confirms that it has complied with all relevant provisions set out in the Hong Kong Code on Corporate Governance Practices (the HK Code) throughout the accounting period. With respect to Code Provision B.1.2(d) of the HK Code, the responsibilities of the Remuneration Committee do not include making recommendations to the Board on the remuneration of non-executive directors. In line with the principles of the UK Code, fees for Non-executive Directors are determined by the Board.
The directors also confirm that the financial results contained in this document have been reviewed by the Group Audit Committee.
The company confirms that it has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than required by the Hong Kong Listing Rules and that the directors of the Company have complied with this code of conduct throughout the year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 March 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Nic Nicandrou

Nic Nicandrou
Chief Financial Officer